This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161750

SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2009
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 6, 2009

5,800,000 Shares

Common Stock

The shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “STAN.” The last reported sale price of our common stock on October 30, 2009, was $17.60 per share.

The underwriters have an option to purchase a maximum of 870,000 additional shares from the selling stockholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page S-14 of this prospectus supplement.

		Underwriting	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Stockholders

Per share	$	$	$
Total	$	$	$

Delivery of the shares will be made on or about November    , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	William Blair & Company

The date of this prospectus supplement is          , 2009.

Prospectus Supplement

Prospectus

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, the selling stockholders may sell up to 7,581,842 shares of our common stock in one or more offerings. In this prospectus supplement we provide you with specific information about the terms of this offering and certain other information.

To the extent there is a conflict between the information contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you, you should rely on the information in this prospectus supplement, the accompanying prospectus or free writing prospectus, as the case may be. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus), the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Neither the delivery of this prospectus supplement nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus supplement is correct as of any date after the date of this prospectus supplement. You should not assume that the information in this prospectus supplement, including any information incorporated in this prospectus supplement by reference, the accompanying prospectus or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

As permitted by the rules and regulations of the SEC, the registration statement, of which this prospectus supplement and the accompanying prospectus form a part, includes additional information not contained in this prospectus supplement or the accompanying prospectus. You should read this prospectus supplement, the registration statement and the accompanying prospectus together with the documents incorporated by reference into this prospectus supplement before buying any shares of our common stock in this offering.

In this prospectus supplement and the accompanying prospectus, unless indicated otherwise: (1) “Standard Parking,” the “company,” “we,” “us” and “our” refer to Standard Parking Corporation; and (2) “selling stockholders” refers to GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd., GSO Capital Opportunities Fund LP, and CML VII, LLC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus supplement and the accompanying prospectus, including information we incorporate by reference, that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions in this prospectus supplement and the accompanying prospectus, including information we incorporate by reference, to identify forward-looking statements. These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ

S-i

materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	the recession and recent turmoil in the credit markets and financial services industry, including its impact on our results and our ability to give accurate guidance;

•	changes in general economic and business conditions or demographic trends;

•	the financial difficulties or bankruptcy of our major clients, including the impact on our ability to collect receivables;

•	availability, terms and deployment of capital;

•	potential impact on the market price of our common stock from the sale or offer of a substantial amount of our common stock by our largest stockholders and the ability of our largest stockholders to influence our major corporate decisions;

•	potential for change of control default under our credit agreement if an unaffiliated person obtains a majority of our common stock;

•	the loss, or renewal on less favorable terms, of management contracts and leases;

•	our ability to renew our insurance policies on acceptable terms, the extent to which our clients choose to obtain insurance coverage through us and our ability to successfully manage self-insured losses;

•	seasonal trends, particularly in the first quarter of each year;

•	the impact of public and private regulations;

•	our ability to form and maintain relationships with large real estate owners, managers and developers;

•	integration of future acquisitions in light of challenges in retaining key employees, synchronizing business processes, efficiently integrating facilities, marketing and operations, deriving the expected acquisition synergies or budgeting the actual costs or benefits of acquisitions;

•	the ability to obtain performance bonds on acceptable terms to guarantee our performance under certain contracts;

•	extraordinary events affecting parking at facilities that we manage, including emergency safety measures, military or terrorist attacks and natural disasters;

•	changes in federal and state regulations including those affecting airports, parking lots at airports or automobile use;

•	the loss of key employees;

•	adverse litigation judgments or settlements resulting from legal or other proceedings in which we may be involved;

•	development of new, competitive parking-related services; and

•	the other factors discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus supplement.

All of our forward-looking statements should be considered in light of these factors. All of our forward-looking statements speak only as of the date they were made, and we undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus supplement and accompanying prospectus, the “Risk Factors” section starting on page S-14 and the documents incorporated by reference, including our financial statements and notes thereto in our Annual Report on Form 10-K and most recent Quarterly Reports on Form 10-Q, which are described under “Incorporation of Certain Information by Reference” in this prospectus supplement.

Our Company

We are one of the largest and most diversified providers of outsourced parking facility management services in the United States and Canada. Our services include a comprehensive set of on-site parking management and ground transportation services, which consist of training, scheduling and supervising all service personnel as well as providing customer service, marketing, maintenance and accounting and revenue control functions necessary to facilitate the operation of our clients’ parking facilities. We also provide a range of ancillary services such as airport shuttle operations, taxi and livery dispatch services and municipal meter revenue collection and enforcement services. We strive to be the #1 or #2 provider in each of the core markets in which we operate. As a given geographic market achieves a threshold operational size, we typically will establish a local office in order to promote increased operating efficiency. We rely on both organic growth and acquisitions to increase our client base and leverage our fixed corporate and administrative costs within each major metropolitan area. Our clients choose to outsource with us in order to attract, service and retain customers, gain access to the breadth and depth of our service and process expertise, leverage our significant technology capabilities and enhance their parking facility revenue, profitability and cash flow. As of September 30, 2009, we managed approximately 2,200 parking facility locations containing over one million parking spaces in approximately 335 cities, operated 132 parking-related service centers serving 62 airports, operated a fleet of approximately 430 shuttle buses and employed a professional staff of approximately 12,000 people.

We have provided parking services since 1929. Our history and resulting experience have allowed us to develop and standardize a rigorous system of processes and controls that enable us to deliver consistent, transparent, value-added and high quality parking facility management services. We serve a variety of industries and have end-market specific specialization in airports, healthcare facilities, hotels, municipalities and government facilities, commercial real estate, residential communities, retail and colleges and universities. We recently began to market and offer our end-market specific services under our new SP Plussm brand. Our dedicated professionals in each of our SP Plussm brand market designations possess subject matter expertise that enables them to meet the specific demands of their clients. Additionally, we complement our core services and help to differentiate our clients’ parking facilities by offering to their customers Ambiance in Parking®, an approach to parking facility management that includes a comprehensive package of amenity and customer service programs. These programs not only make the parking experience more enjoyable, but also convey a sense of the client’s sensitivity to and appreciation for the needs of its parking customers. In doing so, we believe the programs serve to enhance the value of the parking properties themselves.

We have also dedicated significant resources to human capital management, providing comprehensive training for our employees, delivered primarily through the use of our web-based Standard Universitysm learning management system, which promotes customer service and client retention in addition to providing our employees with continued training and career development opportunities. Our focus on customer service and satisfaction is a key driver of our high location retention rate, which was approximately 89% for the year ended December 31, 2008 and 90% for the twelve months ended September 30, 2009.

We operate our clients’ facilities through two types of arrangements: management contracts and leases. As of September 30, 2009, we operated approximately 90% of our locations under management contracts, and for the nine months ended September 30, 2009, we derived approximately 88% of our gross profit under management contracts. As of September 30, 2009, we operated approximately 10% of our locations under leases, and for the nine months ended September 30, 2009, we derived approximately 12% of our gross profit under leases.

•	Under a management contract, we typically receive a base monthly fee for managing the facility, and we may also receive an incentive fee based on the achievement of facility performance objectives. We also receive fees for ancillary services. Typically, all of the underlying revenue and expenses under a standard management contract flow through to our client rather than to us.

•	Under a lease, we generally pay to the property owner either a fixed annual rent, a percentage of gross customer collections, or a combination of both. Under a lease, we collect all revenue and are responsible for most operating expenses, but typically we are not responsible for major maintenance, capital expenditures or real estate taxes.

Our focus on recurring, predominantly fixed-fee management contracts provides us with a measure of insulation from broader economic cycles and enhance our visibility and relative predictability because our management contract revenue does not fluctuate materially in relation to variations in parking volumes. Additionally, we are positioned to benefit from improving macroeconomic conditions and increased parking volumes through our exposure to lease contracts. We believe our revenue model and contract structure mix provides a competitive advantage when compared with competitors in our industry.

Our revenue is derived from a broad and diverse group of clients, industry end-markets and geographies. Our clients include some of the nation’s largest private and public owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special event complexes, hotels, and hospitals and medical centers. No single client accounted for more than 7% of our revenue or more than 5% of our gross profit for the nine months ended September 30, 2009. Additionally, we have built a diverse geographic footprint that as of September 30, 2009 included operations in 41 states and the District of Columbia, and municipalities, including New York, Los Angeles, Chicago, Boston, Washington D.C. and Houston, among others, and four Canadian provinces. Our strategy is focused on building scale and leadership positions in large, strategic markets in order to leverage the advantages of scale across a larger number of parking locations in a single market. We strive to be the #1 or #2 provider in each of the core markets in which we operate.

One of the key differentiators in our industry is the effective use of technology, which is of increasing importance to our clients. Our commitment to the application of technology in the parking facility management industry has resulted in the creation of a proprietary product, Client ViewTM, which is an on-demand system that enables our clients, at their convenience, to directly access and download their monthly financial statements and detailed back-up reports. Additionally, we believe we are a leader in the field of introducing automation and technology as part of our parking facility operations, having been among the first to introduce airport credit card lanes, apply bar code decal technology and adopt various electronic payment options such as electronic fund transfer (EFT) payments and pay-on-foot machine (ATM) technology. We believe that automation and technology can enhance customer convenience, improve cash management and increase overall profitability for our clients, as well as allow us to add new locations and expand our operations into new markets more effectively.

For the year ended December 31, 2008, we reported total revenue of $700.8 million (including reimbursement of management contract expense of $400.6 million), total gross profit of $90.8 million and earnings per share, or EPS, of $1.07, as compared to total revenue of $621.7 million (including reimbursement of management contract expense of $356.8 million), total gross profit of $85.7 million and EPS of $0.90 for the year ended December 31, 2007. For the six months ended June 30, 2009, we reported total revenue of $346.1 million (including reimbursement of management contract expense of $200.2 million), total gross profit of $39.8 million and earnings per share, or EPS, of $0.42, as compared to total revenue of $348.8 million (including reimbursement of management contract expense of $198.8 million), total gross profit of $45.2 million and EPS of $0.52 million for the six months ended June 30, 2008.

Our Market Opportunity

Overview

The parking industry is large and fragmented and includes companies that provide temporary parking spaces for vehicles on an hourly, daily, weekly, or monthly basis along with providing various ancillary services. A substantial number of companies in the industry offer parking services as a non-core operation in connection with property management or ownership, and the vast majority of companies in the industry are small, private and operate a single parking facility. As such, the industry remains highly fragmented with the top three operators, including Standard Parking, having less than a 30% market share. The industry experiences consolidation from time to time, as smaller operators find that they lack the financial resources, economies of scale and management techniques required to compete with larger national providers. We expect this trend to continue and will provide larger parking management companies with opportunities to expand their businesses and acquire smaller operators.

Industry Operating Arrangements

Parking facilities operate under three general types of arrangements:

•	management contracts;

•	leases; and

•	ownership.

The general terms and benefits of these three types of arrangements are as follows:

Management Contracts.  Under a management contract, the facility operator generally receives a base monthly fee for managing the facility and may receive an incentive fee based on the achievement of facility performance objectives. Facility operators also generally charge fees for various ancillary services such as accounting, equipment leasing and consulting. Primary responsibilities under a management contract include hiring, training and staffing parking personnel, and providing revenue collection, accounting, record-keeping, insurance and facility marketing services. Under a typical management contract, the facility operator is not responsible for structural or mechanical repairs, or for providing security or guard services. The facility owner usually is responsible for operating expenses associated with the facility’s operation, such as taxes, license and permit fees, insurance costs, payroll and accounts receivable processing and wages of personnel assigned to the facility, although some management contracts, typically referred to as “reverse” management contracts, require the facility operator to pay certain of these cost categories but provide for payment to the operator of a larger management fee. Under a management contract, the facility owner usually is responsible for non-routine maintenance, repair costs and capital improvements. Management contracts are typically for a term of one to three years (although the contracts may often be terminated, without cause, on 30 days’ notice or less) and may contain a renewal clause. As of September 30, 2009, we operated approximately 90% of our locations under management contracts, and for the nine months ended September 30, 2009, we derived approximately 88% of our gross profit under management contracts.

Leases.  Under a lease, the parking facility operator generally pays to the property owner either a fixed base rent, percentage rent that is tied to the facility’s financial performance, or a combination of both. The parking facility operator collects all revenue and is responsible for most operating expenses, but typically is not responsible for major maintenance, capital expenditures or real estate taxes. In contrast to management contracts, leases typically are for terms of three to ten years, often contain a renewal term, and provide for a fixed payment to the facility owner regardless of the facility’s operating earnings. However, many of these leases may be cancelled by the client for various reasons, including development of the real estate for other uses. Some leases may be cancelled by the client on as little as 30 days’ notice without cause. Leased facilities generally require a longer commitment and a larger capital investment by the parking facility operator than do managed facilities. As of September 30, 2009, we operated approximately 10% of our locations under leases, and for the nine months ended September 30, 2009, we derived approximately 12% of our gross profit under leases.

Ownership.  Ownership of parking facilities, either independently or through joint ventures, entails greater potential risks and rewards than either managed or leased facilities. All owned facility revenue flows directly to the owner, and the owner has the potential to realize benefits of appreciation in the value of the underlying real estate. Ownership of parking facilities usually requires large capital investments, and the owner is responsible for all obligations related to the property, including all structural, mechanical and electrical maintenance and repairs and property taxes. We do not own any parking facilities.

Industry Growth Dynamics

A number of industry trends should facilitate growth for larger outsourced commercial parking facility management providers, including the following:

Opportunities From Large Property Managers, Owners and Developers.  As a result of past industry consolidation, there is a significant number of national property managers, owners and developers that own or manage multiple locations. Sophisticated property owners consider parking a profit center that experienced parking facility management companies can maximize. This dynamic favors larger parking facility operators that can provide specialized, value-added professional services with nationwide coverage.

Outsourcing of Parking Management and Related Services.  Growth in the parking management industry has resulted from a trend by parking facility owners to outsource the management of their parking and related operations to independent operators. We believe that entities such as large property managers, owners and developers, as well as cities, municipal authorities, hospitals and universities, in an effort to focus on their core competencies, reduce operating budgets and increase efficiency and profitability, will continue and perhaps increase the practice of retaining parking management companies to operate facilities and provide related services, including shuttle bus operations, municipal meter collection and valet parking.

Vendor Consolidation.  Based on interactions with our clients, we believe that many parking facility owners and managers are evaluating the benefits of reducing the number of parking facility management relationships they maintain. We believe this is a function of the need to reduce costs associated with interacting with a large number of third-party suppliers coupled with the need to foster closer inter-company relationships. By limiting the number of outsourcing vendors, companies will benefit from suppliers who will invest the time and effort to understand every facet of the client’s business and industry and who can effectively manage and handle all aspects of their daily requirements. We believe a trend towards vendor consolidation can benefit a company like ours, given our national footprint and scale, extensive experience, broad process capabilities and a demonstrated ability to create value for our clients.

Industry Consolidation.  The parking management industry is highly fragmented, with hundreds of small regional or local operators. We believe national parking facility operators have a competitive advantage over local and regional operators by reason of their:

•	broad product and service offerings;

•	deeper and more experienced management;

•	relationships with large, national property managers, developers and owners;

•	efficient cost structure due to economies of scale; and

•	financial resources to invest in infrastructure and information systems.

Our Competitive Strengths

We believe we have the following key competitive strengths:

Leading Market Position with a Unique Value Proposition.  We are one of the largest and most diversified providers of outsourced parking facility management services in the United States and Canada. We strive to be the #1 or #2 provider in each of the core markets in which we operate. We recently began to market and offer our services under our new SP Plussm brand, which reflects our ability to provide customized solutions and meet the varied demands of our diverse end-markets and supplement them with Ambiance in Parking®, a comprehensive package of amenity and customer service programs. We believe our ability to offer a comprehensive range of services on a national basis is a significant competitive advantage and allows our clients to attract, service and retain customers, gain access to the breadth and depth of our service and process expertise, leverage our significant technology capabilities and enhance their parking facility revenue, profitability and cash flow.

Our Scale and Diversification.  As of September 30, 2009, we managed approximately 2,200 parking facility locations containing over one million parking spaces in approximately 335 cities, operated 132 parking-related service centers serving 62 airports, operated a fleet of approximately 430 shuttle buses and employed a professional staff of approximately 12,000 people. We benefit from diversification across our client base, industry end-markets and geographic locations.

•	Client Base. Our clients include some of the nation’s largest private and public owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special event complexes, hotels, and hospitals and medical centers. No single client accounted for more than 7% of our revenue or more than 5% of our gross profit for the nine months ended September 30, 2009.

•	Industry End-Markets. We believe that our industry end-market diversification allows us to minimize our exposure to industry-specific seasonality and volatility. We believe that the breadth of end-markets we serve and the depth of services we offer to those end-markets provide us with a broader base of customers that we can target.

•	Geographic Locations. We have a diverse geographic footprint that included operations in 41 states and the District of Columbia and four Canadian provinces as of September 30, 2009. We strive to be the #1 or #2 provider in each of the core markets in which we operate, and our strategy is focused on building size and leadership positions in large, strategic markets in order to leverage the advantages of scale across a larger number of parking locations in a single market.

Additionally, our scale has enabled us to significantly enhance our operating efficiency over the past several years by standardizing processes and managing overhead costs.

Stable, Long-Term Client Relationships.  We have a track record of providing our clients and parking customers with a consistent, value-added and high quality parking facility management experience, as reflected by our high location retention rate, which was approximately 89% for the year ended December 31, 2008 and 90% for the twelve months ended September 30, 2009. These statistics include the impact of our decision to exit from unprofitable contracts. In addition, as of September 30, 2009, our top 20 clients based on gross profit have been with us for an average of almost 20 years. As our clients continue to outsource the management of their parking operations and look to consolidate the number of their outsourcing providers, we believe this trend can benefit companies like ours, which has a national footprint and scale, extensive experience, broad process capabilities, and a demonstrated ability to create value for our clients.

Established Platform for Future Growth.  We have invested resources and developed a national infrastructure and technology platform which is complemented by significant management expertise that allows us to scale our business for future growth effectively and efficiently. We have the ability to transition into a new location very quickly, from the simplest to the most complex operation, and have experience working with incumbent facility managers to effect smooth and efficient takeovers and integrate new locations seamlessly into our operations.

Visible and Predictable Business Model.  We believe that our business model provides us with a measure of insulation from broader economic cycles because approximately 88% of our gross profit for the nine months ended September 30, 2009 was generated from fixed-fee and reverse management fee management contracts that for the most part are not dependent upon the level of utilization of those parking facilities. Additionally, because we do not own any parking facilities, we have few of the risks of real estate ownership. We benefit further from visibility provided by a recurring revenue model reinforced by contract retention rates that have approximated 90% over the past five years.

Highly Capital Efficient Business with Attractive Cash Flow Characteristics.  Our business generates attractive cash flow due to negative working capital dynamics and our low capital expenditure requirements. For the fiscal year December 31, 2008, we generated approximately $29.3 million of cash flow from operating activities, and our capital expenditures for the purpose of leasehold improvements and equipment were $6.3 million. For the nine months ended September 30, 2009, we generated approximately $14.8 million of cash flow from operating activities, and during the same period our capital expenditures for the purpose of leasehold improvements and equipment were $2.8 million.

Focus on Operational Excellence and Human Capital Management.  The company’s culture and training programs place a continuing focus on excellence in the execution of all aspects of day-to-day parking facility operation. This focus is reflected in our ability to deliver to our clients a professional, high-quality product through well-trained, service-oriented personnel, which we believe differentiates us from our competitors. To support our focus on operational excellence, we manage our human capital through a comprehensive, structured program that evaluates the competencies and performance of all of our key operations and administrative support personnel on an annual basis. Based on those evaluations, we create detailed developmental plans designed to provide our personnel with the skills and tools needed to perform their current duties effectively and to prepare themselves for future growth and advancement. We have also dedicated significant resources to human capital management, providing comprehensive training for our employees, delivered primarily through the use of our web-based Standard Universitysm learning management system, which promotes customer service and client retention in addition to providing our employees with continued training and career development opportunities.

Experienced Management Team.  Our current senior management team has a proven track record of growing our existing business organically and consistently integrating acquisitions. The team combines over 190 years of industry experience, including an average of approximately 20 years with us or with our acquired companies.

Our Growth Strategy

Building on these competitive strengths, we believe we are well-positioned to execute on the following growth strategies:

Grow Our Portfolio of Contracts in Existing Geographic Markets.  Our strategy is to capitalize on economies of scale and operating efficiencies by expanding our contract portfolio in our existing geographic markets, especially in our core markets. We market our services in each of our existing geographic markets with the goal of becoming the #1 or #2 provider in that market. As a given geographic market achieves a threshold operational size, we typically will establish a local office in order to promote increased operating efficiency by enabling local managers to use a common staff for recruiting, training and human resources support. This concentration of operating locations allows for increased operating efficiency and superior levels of customer service and retention through the accessibility of local managers and support resources. We rely on both organic growth and acquisitions to increase our client base and leverage our fixed corporate and administrative costs within each major metropolitan area.

Increase Penetration in Our Current Vertical End-Markets.  We believe that a significant opportunity exists for us to expand our presence into certain industry end-markets, such as colleges and universities, hospitals and medical centers as well as municipalities. In order to effectively target these new markets, we have implemented a go-to market strategy of aligning our business by vertical end-markets and leveraging our domain expertise to provide specialized services that meet the needs of each particular industry and customer. This combination, in turn, allows us to deliver high quality and consistent services for our clients, enhances customer loyalty and allows us to further leverage our service capabilities, technology platform and regional and market-based management structure.

Expand and Cross-Sell Additional Services to Drive Incremental Revenue.  We believe we have significant opportunities to strengthen our relationships with existing clients and to attract new clients by continuing to cross-sell value-added services that complement our core parking operations. These services include shuttle bus operations, taxi and livery dispatch services, concierge-type ground transportation, on-street parking meter collection and facility maintenance services. We also are evaluating new service opportunities, such as security services, that would leverage our core competency of managing large networks of geographically dispersed employees. To better reflect these broader competencies, we developed our new SP Plussm brand, which emphasizes our specialized market expertise and distinguish our service lines from the traditional parking services we provide. Our SP Plussm brand includes market designations such as SP Plussm Airport Services, SP Plussm Healthcare Services, SP Plussm Hotel Services, SP Plussm Municipal Services, SP Plussm Office Services, SP Plussm Residential Services, SP Plussm Retail Services and SP Plussm University Services, which reflect the market-specific subject matter expertise that enables our professionals to meet the varied demands of those environments. Because our capabilities range beyond parking facility management, our SP Plussm Transportation and SP Plussm Maintenance brands more clearly distinguish those service lines from the traditional parking services that we provide under our Standard Parking brand. By offering this wide assortment of ancillary services, we are able to broaden the scope of our client relationships and thus increase our clients’ reliance and dependency on our services, which in turn results in enhanced client retention rates and higher revenue and gross profit per location.

Expand Our Geographic Platform.  We believe that opportunities exist to develop new geographic markets either through new contract wins, acquisitions, alliances or partnerships. Clients who outsource the management of their parking operations often have a presence in a variety of urban markets and seek to outsource the management of their parking facilities to a national provider. We intend to leverage relationships with existing clients that have locations in multiple markets as one potential entry point into developing new core markets. Additionally, we may continue to pursue acquisitions as a means of gaining critical mass in a new market.

Achieve Incremental Revenue Through Parking Data.  We expect to achieve incremental revenue through our participation as one of the founding partners of Parking Data Ventures (PDV), a limited liability company that is making available for licensing a database, compiled from more than 20 of the largest parking companies operating more than 10,000 parking facilities in North America, that will provide parking information to consumers via the Internet and mobile data devices. PDV will offer what is believed to be the largest, highest-quality database of proprietary parking facility information available throughout North America, including a parking facility’s entry points, hours of operation, accepted forms of payment, normalized pricing schedule, height restrictions and amenities provided. Real-time payment and reservation functionality may be enabled in the future. PDV is actively licensing its parking database directly to Internet portals, navigation device providers and wireless carriers that are seeking to enhance their local search and location-based service applications.

Continued Focus on Management Contracts and Operational Efficiencies to Further Improve Profitability.  We continue to focus on the growth of lower-risk management contracts, which are inherently more predictable. We have invested substantial resources in information technology and have identified a number of internal initiatives to consolidate various corporate functions and improve our processes and service offerings. In addition, we will continue to evaluate and improve our human capital management to ensure a consistent and high-level of service for our clients. These efficiency measures have improved our cost structure and enhanced our financial strength, which we believe will continue to yield future benefits.

Pursue Opportunistic, Accretive Acquisitions.  The outsourced parking management industry remains highly fragmented and presents a significant opportunity for us. Given the scale in our operating platform, we have a demonstrated ability to successfully identify, acquire and integrate accretive tuck-in acquisitions. For example, in July 2009, we acquired the assets of Gameday Management Group, U.S., an Orlando-based company that plans the operation of transportation and parking systems for major stadium and sporting events. Gameday has provided its transportation and traffic management services for high-profile events, including Super Bowls XXX-XLIV, the Daytona 500 and the 2009 Presidential Inauguration, and will be providing its services at the upcoming Vancouver Winter Olympic Games. This acquisition, which will be transitioned into our SP Plussm brand, will enable us to provide our stadium and special event clients with transportation and parking planning expertise that can meet their most complex needs. We also expect to leverage Gameday’s expertise into new parking and transportation opportunities in the future. Among the assets acquired is Gameday’s Click and Parksm online parking and traffic management system, which enables parking customers to reserve and pay for parking online in advance of an event. The addition of this capability to our product line is an example of how we are integrating technology into a changing parking industry. We will continue to selectively pursue acquisition opportunities that help us acquire scale or enhance our service capabilities.

Recent Developments

Preliminary Results for the Three Months and Nine Months Ended September 30, 2009

We expect our results of operations for the three months and nine months ended September 30, 2009 to be as set forth in the table below. Our estimates below are derived from preliminary results for the three months and nine months ended September 30, 2009 and are subject to completion and review of our interim financial statements for these periods. Our actual results of operations for the three months and nine months ended September 30, 2009 may differ from these preliminary estimates, which are not necessarily indicative of our results for the full year.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(In thousands, except per share data)

Parking services revenue:
Lease contracts	$35,576	$38,634	$105,963	$116,331
Management contracts	39,266	36,858	114,870	109,153

	74,842	75,492	220,833	225,484
Reimbursed management contract expense	97,480	101,919	297,632	300,687

Total revenue	172,322	177,411	518,465	526,171
Cost of parking services:
Lease contracts	32,899	35,506	98,780	105,110
Management contracts	20,696	16,510	61,025	51,718

	53,595	52,016	159,805	156,828
Reimbursed management contract expense	97,480	101,919	297,632	300,687

Total cost of parking services	151,075	153,935	457,437	457,515
Gross profit:
Lease contracts	2,677	3,128	7,183	11,221
Management contracts	18,570	20,348	53,845	57,435

Total gross profit	21,247	23,476	61,028	68,656
General and administrative expenses	11,295	12,017	34,376	35,457
Depreciation and amortization	1,582	1,539	4,482	4,489

Operating income	8,370	9,920	22,170	28,710
Other expenses (income):
Interest expense	1,546	1,777	4,510	4,381
Interest income	(54)	(106)	(216)	(189)

	1,492	1,671	4,294	4,192
Income before income taxes	6,878	8,249	17,876	24,518
Income tax expense	2,654	3,144	6,920	9,734

Net income	4,224	5,105	10,956	14,784
Less: Net income (loss) attributable to noncontrolling interest	38	(4)	144	121

Net income attributable to Standard Parking Corporation	$4,186	$5,109	$10,812	$14,663

Common stock data:
Net income per share:
Basic	$0.27	$0.30	$0.71	$0.83
Diluted	$0.27	$0.29	$0.69	$0.81
Weighted average shares outstanding:
Basic	15,277,601	17,244,932	15,274,214	17,753,188
Diluted	15,696,136	17,694,208	15,659,351	18,165,087

As of September 30,
2009
(unaudited)
(In thousands)

Summary Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$8,641
Total assets	236,084
Total debt	120,601
Total Standard Parking Corporation stockholders’ equity	10,285

We expect to file our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and report our actual results of operations for the three months and nine months ended September 30, 2009 on November 6, 2009. Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 will be incorporated by reference and considered to be part of this prospectus supplement, and it will automatically update and supersede the information included in this prospectus supplement when we file such report with the SEC. See “Incorporation by Reference.”

Changes Regarding Board of Directors

On May 15, 2009, Steamboat Industries LLC transferred a total of 7,581,842 shares of our common stock to the selling stockholders. The selling stockholders received the shares in satisfaction of Steamboat Industries LLC’s obligations under a credit agreement pursuant to which the selling stockholders were lenders and the shares of common stock were pledged as security.

Following this transfer, on June 17, 2009, Timothy J. White was elected as a member of our Board of Directors. Mr. White is a Senior Managing Director and Co-Head of Mezzanine Investing and Head of Private Equity Investing at GSO Capital Partners LP, an alternative asset manager.

At our 2009 annual meeting held on July 30, 2009, Charles L. Biggs, Karen M. Garrison, John V. Holten, Robert S. Roath, Mr. White, and James A. Wilhelm were re-elected directors. Four former directors did not stand for re-election.

Effective October 5, 2009, we terminated the employment of Mr. Holten as our Chairman of the Board of Directors, and we will not make any further payments to Mr. Holten, as an employee. Also effective as of October 5, 2009, our Board of Directors elected Robert S. Roath to serve as our non-executive Chairman of the Board of Directors. In that capacity, Mr. Roath replaces Mr. Holten, who remains a member of our Board of Directors. Mr. Roath has been a member of our Board of Directors since May 2004, during which time he also has served as Chairman of our Audit Committee.

For additional information on our Board of Directors, see “Management.”

Corporate Information

Our headquarters are located at 900 N. Michigan Avenue, Suite 1600, Chicago, Illinois 60611-1542. Our telephone number is (312) 274-2000. Our web site address is www.standardparking.com. Our periodic reports and other information filed with or furnished to the SEC are available free of charge through our web site promptly after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our web site or any other web site is not incorporated by reference into this prospectus supplement, and you should not consider information contained on our web site or any other web site to be a part of this prospectus supplement.

The Offering

Common stock being offered by the selling stockholders	5,800,000 shares (6,670,000 if the underwriters exercise their over-allotment option in full)

Common stock outstanding immediately before and after this offering	15,364,521 shares

Selling stockholders	• GSO Special Situations Fund LP;

• GSO Special Situations Overseas Master Fund Ltd.;

• GSO Special Situations Overseas Benefit Plan Fund Ltd.;

• GSO Capital Opportunities Fund LP; and

• CML VII, LLC.

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

NASDAQ Global Select Market symbol	STAN

Risk factors	See “Risk Factors” beginning on page S-14 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we indicate otherwise, all information in this prospectus supplement is based on 15,312,089 shares outstanding as of September 30, 2009, assumes that the underwriters do not exercise their over-allotment option and excludes:

•	624,346 shares of common stock issuable upon the exercise of options outstanding at a weighted-average exercise price of $4.82 and a weighted-average remaining contractual life of 4.9 years, of which options to purchase 624,346 shares were exercisable as of September 30, 2009;

•	755,000 restricted stock units outstanding; and

•	113,558 additional shares of common stock reserved for issuance pursuant to our equity incentive and stock option plans.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

Risk Factors

You should carefully consider the information contained in the “Risk Factors” section of this prospectus supplement beginning on page S-14 before you decide to purchase shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary historical consolidated financial data as of, and for the years ended, December 31, 2008, 2007 and 2006, which has been derived from our audited consolidated financial statements, and as of, and for the six months ended, June 30, 2009 and 2008, which has been derived from our unaudited consolidated financial statements. The summary historical financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included in this prospectus supplement; our audited consolidated financial statements and notes thereto for the years ended December 31, 2008, 2007 and 2006, which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and incorporated by reference in this prospectus supplement; and our unaudited consolidated financial statements and notes thereto for the six months ended June 30, 2009, which are included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and incorporated by reference in this prospectus supplement. The historical results do not necessarily indicate results expected for any future period.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2007	2006	2009	2008
	(In thousands, except per share data)

Summary Consolidated Statement of Operations Data:
Parking services revenue:
Lease contracts	$154,311	$145,327	$153,336	$70,387	$77,697
Management contracts	145,828	119,612	106,554	75,604	72,295
Reimbursement of management contract expense	400,621	356,782	346,055	200,152	198,768

Total revenue	700,760	621,721	605,945	346,143	348,760
Cost of parking services:
Lease contracts	140,058	129,550	139,043	65,881	69,604
Management contracts	69,285	49,726	44,990	40,329	35,208
Reimbursed management contract expense	400,621	356,782	346,055	200,152	198,768

Total cost of parking services	609,964	536,058	530,088	306,362	303,580
Gross profit:
Lease contracts	14,253	15,777	14,293	4,506	8,093
Management contracts	76,543	69,886	61,564	35,275	37,087

Total gross profit	90,796	85,663	75,857	39,781	45,180
General and administrative expenses	47,619	44,796	41,228	22,008	23,440
Depreciation and amortization	6,059	5,335	5,638	2,900	2,950
Non-cash stock option compensation expense	—	—	—	1,073	—

Operating income	37,118	35,532	28,991	13,800	18,790
Interest expense	6,476	7,056	8,296	2,964	2,604
Interest income	(173)	(610)	(552)	(162)	(83)

	6,303	6,446	7,744	2,802	2,521

Income before income taxes	30,815	29,086	21,247	10,998	16,269
Income tax expense (benefit)(2)	11,622	11,267	(14,880)	4,266	6,590

Net income before preferred stock dividends and increase in value of common stock subject to put/call	19,193	17,819	36,127	6,732	9,679

Net income	19,193	17,819	36,127	6,732	9,679
Less: Net income attributable to noncontrolling interest(1)	148	446	376	106	125

Net income attributable to Standard Parking Corporation	$19,045	$17,373	$35,751	$6,626	$9,554

Net income per share:
Basic(3)	$1.10	$0.92	$1.79	$0.43	$0.53
Diluted(3)	$1.07	$0.90	$1.75	$0.42	$0.52
Weighted average common shares outstanding:
Basic(3)	17,325,235	18,831,667	19,967,286	15,273,796	18,007,316
Diluted(3)	17,731,473	19,289,076	20,492,520	15,642,234	18,400,527

(1)	Reflects the retrospective adoption, effective January 1, 2009, of Financial Accounting Standards Board Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“FAS 160”). Upon adoption of FAS 160, we reclassified minority interests in our consolidated balance sheet from accrued expenses to noncontrolling interests in the equity section. Additionally, we changed the way noncontrolling interests are presented within the consolidated statement of income such that the statement of income reflects results attributable to both our interests and noncontrolling interests. While the accounting provisions of FAS 160 are being applied prospectively beginning January 1, 2009, the presentation and disclosure requirements have been applied retrospectively. The results attributable to our interests did not change upon the adoption of FAS 160.

(2)	Income tax expense (benefit) for 2006 includes a reduction in the valuation allowance for net operating loss carryforwards and other deferred tax assets of $23,924.

(3)	For information regarding the computation of per share amounts, see Note B to our audited consolidated financial statements included in our Annual Report on Form 10-K and Note 4 to our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q. The basic and diluted share and per share amounts in the summary consolidated statements of operations data above have been restated to give retroactive effect to the 2-for-1 stock split that was declared on December 4, 2007.

	As of December 31,		As of June 30,
	2008	2007	2009
	(In thousands)

Summary Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$8,301	$8,466	$10,521
Total assets	229,241	215,388	230,930
Total debt	125,064	80,363	126,585
Common stockholders’ equity	1,017	39,339	4,769

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described below and in the accompanying prospectus, together with all other information contained in or incorporated by reference into this prospectus supplement, before purchasing our common stock. Some of these risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our common stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations or results. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could materially suffer. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

The recession and turmoil in the credit markets and the financial services industry may reduce demand for our services, lower our earnings and harm our operations.

Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States government. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on us and our costs of borrowing. These events could also adversely impact the availability of financing to our clients and therefore our ability to collect amounts due from them, or cause such clients to terminate their contracts with us completely.

Adverse economic and demographic trends could materially adversely affect our business.

The U.S. Department of Commerce reported that real GDP in the United States contracted at an annual rate of 6.4% in the first quarter of 2009, and 0.7% in the second quarter of 2009. In addition, the U.S. Department of Labor reported that since the start of the recession in December 2007, the number of unemployed persons has increased by 7.6 million to 15.1 million, and the unemployment rate has doubled to 9.8% as of September 2009. Both of these factors have contributed to reduced discretionary spending by consumers and slowed or reduced economic activity by businesses in the United States and most major global economies.

Our business operations are located in North America and tend to be concentrated in large urban areas. Many of our customers are workers who commute by car to their places of employment in these urban centers. Our business could be materially adversely affected to the extent that deteriorating economic conditions or demographic factors have resulted in the elimination of jobs and rising unemployment in these large urban areas. In addition, increased unemployment levels, the movement of white-collar jobs from urban centers to suburbs or out of North America entirely, increased office vacancies in urban areas, movement toward home office alternatives, or lower consumer spending could reduce consumer demand for our services.

Deteriorating economic conditions could also lead to a decline in parking at airports and commercial facilities, including facilities owned by retail operators and hotels. In particular, reductions in parking at leased facilities can lower our profit because a decrease in revenue would be exacerbated by fixed costs that we must pay under our leases. As of September 30, 2009, we operated 10% of our locations under leases, and for the nine months ended September 30, 2009, we derived 12% of our gross profit under leases.

If adverse economic conditions reduce discretionary spending, business travel or other economic activity that fuels demand for our services, our earnings could be reduced. Adverse changes in local and national economic conditions could also depress prices for our services or cause our clients to cancel their agreements to purchase our services.

The financial difficulties or bankruptcy of one or more of our major clients could adversely affect our results.

Future revenue and our ability to collect accounts receivable depend, in part, on the financial strength of our clients. We estimate an allowance for accounts we do not consider collectible, and this allowance adversely impacts profitability. In the event that our clients experience financial difficulty, become unable to obtain financing or seek bankruptcy protection, including as a result of the recent turmoil in the credit markets, our profitability would be further impacted by our failure to collect accounts receivable in excess of the estimated allowance. Additionally, our future revenue would be reduced by the loss of these clients or by the cancellation of leases or management contracts by clients in bankruptcy.

The recession could negatively impact results and our ability to give accurate guidance.

From time-to-time we may publicly provide earnings or other forms of guidance, which reflect our predictions about future revenue, operating costs and capital structure, among other factors. These predictions may be significantly impacted by estimates, as well as other factors that are beyond our control, and may not turn out to be correct due to the unknown consequences of a prolonged recession. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our working capital and liquidity may be adversely affected if a significant number of our clients require us to deposit all parking revenue into their respective accounts.

We frequently contract with clients to hold parking revenue in our account and remit the revenue, minus the operating expenses and our fee, to our clients at the end of the month. Some clients, however, require us to deposit parking revenue in their accounts on a daily basis. This type of arrangement requires us to pay costs as they are incurred and receive reimbursement and our management fee after the end of the month. There can be no assurance that a significant number of clients will not switch to the practice of requiring us to deposit all parking revenue into their respective accounts, which would have a material adverse effect on our liquidity and financial condition.

Our management contracts and leases expose us to certain risks.

The loss or renewal on less favorable terms of a substantial number of management contracts or leases could have a material adverse effect on our business, financial condition and results of operations. Because certain management contracts and leases are with state, local and quasi-governmental entities, changes to certain governmental entities’ approaches to contracting regarding parking facilities could affect such contracts. A material reduction in the operating income associated with the integrated services we provide under management contracts and leases could have a material adverse effect on our business, financial condition and results of operations. To the extent that management contracts and leases are cancelable without cause, most of these contracts would also be cancelable in the event of our clients’ bankruptcy, despite the automatic stay provisions under bankruptcy law.

In addition, we are particularly exposed to increases in costs for locations that we operate under leases because we are generally responsible for all the operating expenses of our leased locations. An increase in cost of parking services could reduce our gross profit derived from locations that we operate under leases.

Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

We cannot assure you that cash flow from operations, combined with additional borrowings under the senior credit facility and any future credit facility will be available in an amount sufficient to enable us to repay our indebtedness, or to fund other liquidity needs. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, which could cause the related risks to intensify. We may need to refinance all or a portion of our indebtedness on or before their respective maturities. Recently, the credit markets and the financial services industry experienced a period of unprecedented turmoil characterized by the failure or sale of various financial institutions and an unprecedented level of intervention from the United States government. These events could have a material adverse effect on us and our costs of borrowings. As a result, we cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility, on commercially reasonable terms or at all. If we are unable to refinance our debt, we may default under the terms of our indebtedness, which could lead to an acceleration of the debt. We do not expect that we could repay all of our outstanding indebtedness if the repayment of such indebtedness was accelerated.

We may be unable to renew our insurance coverage and we do not maintain insurance coverage for all possible risks.

Our liability and worker’s compensation insurance coverage expires on an annual basis. There can be no assurance that our insurance carriers will in fact be willing to renew our coverage at any rate at the expiration date. We maintain a comprehensive portfolio of insurance policies to help protect us against loss or damage incurred from a wide variety of insurable risks. Each year, we review with our professional insurance advisers whether the insurance policies and associated coverages that we maintain are sufficient to adequately protect us from the various types of risk to which we are exposed in the ordinary course of business. That analysis takes into account various pertinent factors such as the likelihood that we would incur a material loss from any given risk as well as the cost of obtaining insurance coverage against any such risk. While we believe that we maintain a comprehensive portfolio of insurance that is consistent with customary business practices and adequately protects us from the risks that we typically face in the ordinary course of our business, there can be no assurance that we may not sustain a material loss for which we do not maintain any, or adequate insurance coverage.

Our business would be harmed if fewer clients obtain liability insurance coverage through us.

Many of our clients have historically chosen to obtain liability insurance coverage for the locations we manage by being named as additional insureds under our master insurance policies. Clients do, however, have the option of purchasing such insurance independently, as long as we are named as an additional insured pursuant to an additional insured endorsement. We purchase insurance policies at prices that we believe represent a discount to the prices that would typically be charged to parking facility owners on a stand-alone basis. Pursuant to our management contracts, we allocate a portion of our risk management costs, at rates we believe are competitive, to those clients who choose to obtain their insurance coverage by being named as additional insureds under our insurance policies. A material reduction in the number of clients who choose to obtain their insurance coverage from us in that manner, or a reduction in amounts payable to us for such coverage, could have a material adverse effect on our business, financial condition and results of operations.

Additional funds would need to be reserved for future insurance losses if such losses are worse than expected.

We provide liability and worker’s compensation insurance coverage consistent with our obligations to our clients under our various management contracts and leases. We are obligated to reimburse our insurance carrier for each loss incurred in the current policy year up to the amount of a deductible specified in our insurance policies. The deductible for our various liability and workers’ compensation policies is $250,000. We also purchase property insurance that provides coverage for loss or damage to our property, and in some cases our clients’ property, as well as business interruption coverage for lost operating income and certain associated expenses. The deductible applicable to any given loss under our property insurance policy varies based upon the insured values and the peril that causes the loss. Our financial statements reflect our funding of all such obligations based upon guidance and evaluation we have received from third-party insurance professionals. There can be no assurance, however, that the ultimate amount of our obligations will not exceed the amount presently funded or accrued, in which case we would need to set aside additional funds to reserve for any such excess. Changes in insurance reserves as a result of periodic evaluations of the liabilities can cause swings in our operating results that may not be indicative of the operations of our ongoing business. Additionally, our obligations could increase if we receive a greater number of insurance claims or if the severity of, or the administrative costs associated with, those claims generally increases. A material increase in insurance costs due to a change in the number or severity of claims, claims costs or premiums paid by us could have a material adverse effect on our operating income.

Because our business is affected by seasonal trends, typically in the first quarter of each year, our results can fluctuate from period to period, which could make it difficult to evaluate our business or cause instability in the market price of our common stock.

We periodically have experienced fluctuations in our quarterly results arising from a number of factors, including the following:

•	reduced levels of travel during the first quarter of each year, which is reflected in lower revenue from airport and hotel parking; and

•	increases in certain costs of parking services, such as snow removal.

These factors can reduce our gross profit in the first quarter. As a result, our revenue and earnings in the second, third and fourth quarters tend to be higher than revenue and earnings in the first quarter. Accordingly, you should not consider our first quarter results as indicative of results to be expected for any other quarter or for any full fiscal year. Fluctuations in our results could make it difficult to evaluate our business or cause instability in the market price of our common stock.

We operate in a very competitive business environment.

Competition in the field of parking facility management is intense. The market is fragmented and is served by a variety of entities ranging from single lot operators to large regional and national multi-facility operators, as well as municipal and other governmental entities that choose not to outsource their parking operations. Competitors may be able to adapt more quickly to changes in customer requirements, or devote greater resources to the promotion and sale of their products. Many of our competitors also have long-standing relationships with our clients. Providers of parking facility management services have traditionally competed on the basis of cost and service. As we have worked to establish ourselves as one of the principal members of the industry, we compete predominately on the basis of high levels of service and strong relationships. We may not be able to, or may choose not to, compete with certain competitors on the basis of price. As a result, a greater proportion of our clients may switch to other service providers or self-manage during an economic downturn.

Our ability to expand our business will be dependent upon the availability of adequate capital and economic conditions.

The rate of our expansion will depend in part upon the availability of adequate capital, which in turn will depend in large part upon cash flow generated by our business and the availability of equity and debt capital. The recession that began in December 2007 may make it more difficult to grow our number of profitable locations and our ability to obtain equity or debt capital on acceptable terms. However, we will require the consent of stockholders holding a majority of shares in order to authorize and issue additional shares of common stock above the current number of shares of authorized capital stock, which may be required in connection with any future acquisitions. In addition, our senior credit facility contains provisions that restrict our ability to incur additional indebtedness and/or make substantial investments or acquisitions. As a result, we cannot assure you that we will be able to finance our current growth strategy.

We must comply with public and private regulations that may impose significant costs on us.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. These laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the operation of parking facilities, we may be potentially liable for such costs. In addition, from time to time we are involved in environmental issues at certain of locations or in connection with our operations. While it is difficult to predict the ultimate outcome of any of these matters, based on information currently available, our management believes that none of these matters, individually or in the aggregate, is reasonably likely to have a material adverse effect on our financial position, results of operations, or cash flows. The cost of defending against claims of liability, or remediation of a contaminated property, could have a material adverse effect on our business, financial condition and results of operations. In addition, several state and local laws have been passed in recent years that encourage car pooling and the use of mass transit. Laws and regulations that reduce the number of cars and vehicles being driven could adversely impact our business.

In connection with certain transportation services provided to our clients, including shuttle bus operations, we provide the vehicles and the drivers to operate these transportation services. The U.S. Department of Transportation and various state agencies exercise broad powers over these transportation services, including, licensing and authorizations, safety and insurance requirements. Our employee drivers must also comply with the safety and fitness regulations promulgated by the Department Transportation, including those related to drug and alcohol testing and service hours. We may become subject to new and more restrictive federal and state regulations. Compliance with such regulations could hamper our ability to provide qualified drivers and increase our operating costs.

We are also subject to consumer credit laws and credit card industry rules and regulations relating to the processing of credit card transactions, including the Fair and Accurate Credit Transactions Act and the Payment Card Data Security Standard. This law and these industry standards impose substantial financial penalties for non-compliance.

In addition, we are subject to laws generally applicable to businesses, including but not limited to federal, state and local regulations relating to wage and hour matters, employee classification, mandatory healthcare benefits, unlawful workplace discrimination and whistle blowing. Any actual or alleged failure to comply with any regulation applicable to our business or any whistle-blowing claim, even if without merit, could result in costly litigation, regulatory action or otherwise harm our business, financial condition and results of operations.

We collect and remit sales/parking taxes and file tax returns for and on behalf of ourselves and our clients. We are affected by laws and regulations that may impose a direct assessment on us for failure to remit sales/parking taxes and filing of tax returns for ourselves and on behalf of our clients.

We believe that our public and private client base is becoming more concentrated.

Because national property owners, managers and developers and other property management companies tend to own or manage multiple properties, our ability to provide parking services for a large number of properties becomes dependent on our relationships with these entities. As this ownership concentration continues, such clients become more significant to our business. The loss of one of these large clients or the sale of properties they own to clients of our competitors could have a material adverse effect on our business, financial condition and results of operations. Additionally, large clients with extensive portfolios have greater negotiating power with respect to our management contracts and leases, which could adversely affect our profit margins.

In order to raise additional revenue, a number of state and municipal governments have either sold or entered into long-term leases of public assets or may be contemplating such transactions. The assets that are the subject of such transactions have included government-owned parking garages located in downtown commercial districts and parking operations at airports. The sale or long-term leasing of such government-owned parking assets to our competitors or clients of our competitors could have a material adverse effect on our business, financial condition and results of operations.

The failure to successfully complete or integrate acquisitions or new contracts could have a negative impact on our business.

We may pursue both small and large acquisitions in our business or in new lines of business on a selective basis, and we may be in discussions or negotiations with one or more of these acquisitions or new contract candidates simultaneously. There can be no assurance that suitable acquisitions or new contract candidates will be identified, that such acquisitions or new contracts will be consummated, that the acquired operations or new contracts will be integrated successfully or that we will be able to derive all of the expected synergies of acquired operations or contracts.

Acquisitions involve numerous risks, including (but not limited to) the following:

•	Difficulties in integrating the operations, systems, technologies and personnel of the acquired companies, particularly companies with large and widespread operations.

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions.

•	Difficulties in entering markets or businesses in which we have no or limited direct prior experience and in which competitors have stronger market positions.

•	Insufficient revenue to offset increased expenses associated with acquisitions.

•	The potential loss of key employees, customers and other business partners of the companies we acquire following and continuing after announcement of acquisition plans and their actual consummation.

Acquisitions may also cause us to:

•	Use a substantial portion of our cash resources or incur a substantial amount of debt.

•	Temporarily increase costs, including general and administrative cost, required to integrate acquisitions or large contract portfolios.

•	Significantly increase our non-cash amortization expense.

•	Significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition.

•	Assume liabilities.

•	Issue common stock that would dilute our current stockholders’ percentage ownership.

•	Record goodwill and non-amortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges.

The actual costs or benefits of our acquisitions could differ from the expected costs or benefits, and any such differences could materially adversely affect our business. Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, financial condition and results of operations. Failure to manage and successfully integrate acquisitions could materially harm our business, financial condition and results of operations.

The sureties for our performance bond program may elect not to provide us with new or renewal performance bonds for any reason.

As is customary in the industry, a surety provider can refuse to provide a bond principal with new or renewal surety bonds. If any existing or future surety provider refuses to provide us with surety bonds, there can be no assurance that we would be able to find alternate providers on acceptable terms, or at all. Our inability to provide surety bonds could also result in the loss of existing contracts. Failure to find a provider of surety bonds, and our resulting inability to bid for new contracts or renew existing contracts, could have a material adverse effect on our business and financial condition.

Our business may be harmed as a result of extraordinary natural disasters.

In 2005 Hurricane Katrina caused significant disruption to our operations in New Orleans and the U.S. Gulf Coast region, which adversely impacted our operating results for this region. To the extent that we experience similar weather related events in the U.S. Gulf Coast Region or in other geographical areas where we operate, or experience other extraordinary natural events, such as earthquakes, our operating results may be adversely impacted.

Our business may be harmed as a result of terrorist attacks and the related increase in government regulation of airports and reduced air travel.

Any terrorist attacks, particularly in the United States or Canada, may negatively impact our business, financial condition and results of operations. Attacks have resulted in, and may continue to result in, increased government regulation of airlines and airport facilities, including imposition of minimum distances between parking facilities and terminals, resulting in the elimination of currently managed parking facilities, and increased security checks of employees and passengers at airport facilities. We derive a significant percentage of our gross profit from parking facilities and parking related services in and around airports. For the year ended December 31, 2008, approximately 20% of gross profit was derived from those operations. The Federal Aviation Administration generally prohibits parking within 300 feet of airport terminals during periods of heightened security. While the prohibition is not currently in effect, there can be no assurance that this governmental prohibition will not again be reinstated. The existing regulations governing parking within 300 feet of airport terminals or future regulations may prevent us from using certain parking spaces. Reductions in the number of parking spaces and air travelers may reduce our revenue and cash flow for both our leased facilities and those facilities we operate under management contracts.

The operation of our business is dependent upon key personnel.

Our success is, and will continue to be, substantially dependent upon the continued services of our executive management team. The loss of the services of one or more of the members of our executive management team could have a material adverse effect on our financial condition and results of operations. Although we have entered into employment agreements with, and historically have been successful in retaining the services of, our executive management, there can be no assurance that we will be able to retain them in the future. In addition, our continued growth depends upon our ability to attract and retain skilled operating managers and employees.

Many of our employees are covered by collective bargaining agreements.

Approximately 28% of our employees are represented by labor unions. Approximately 26% of our collective bargaining contracts, representing approximately 3.6% of our employees, are up for renewal in 2010. There can be no assurance that we will be able to renew existing labor union contracts on acceptable terms. Employees could exercise their rights under the labor union contract, which could include a strike or walk-out. In such cases, there are no assurances that we would be able to staff sufficient employees for our short-term needs. Any such labor strike or our inability to negotiate a satisfactory contract upon expiration of the current agreements could have a negative effect on our business, financial condition and results of operations.

We make contributions to multiemployer benefit plans on behalf of certain employees covered by collective bargaining agreements and could be responsible for paying unfunded liabilities incurred by such benefit plans, which amount could be material.

John V. Holten, our past chairman and former majority stockholder, may dispute our decision to terminate his employment with us, which could result in legal or other proceedings that could affect our operations and financial condition or divert the attention of our management or our board of directors from our business.

On October 5, 2009, we terminated Mr. Holten’s employment as chairman of our board of directors and we determined not to make any further payments or provide any further benefits to Mr. Holten. We took this action because we believed that, under applicable law, the terms of the agreement and the process by which Mr. Holten caused the agreement to be executed and extended on our behalf were unfair to us and that the agreement was not in the best interests of our stockholders.

Mr. Holten has advised us that he disputes the termination of his employment agreement and our determination that he is not entitled to any further payments or benefits under the agreement, and that he may assert a claim or claims against us relating to the termination of the agreement. We believe we have valid defenses to any claim by Mr. Holten, but we are unable to state whether the likelihood of an unfavorable outcome of any dispute is probable or remote. We are also unable to provide an estimate of the range or amount of potential loss if the outcome of any dispute or the settlement of any dispute is unfavorable to us. However, an unfavorable outcome or the settlement of any dispute related to the termination of Mr. Holten’s employment agreement with us could affect our operations and financial condition or divert the attention of our management or our board of directors from our business. We intend to contest vigorously any claim by Mr. Holten.

Mr. Holten currently remains a member of our board of directors.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could affect our operations and financial condition.

In the normal course of business, we are from time to time involved in various legal proceedings. We do not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on our financial position; however, the outcome of these legal proceedings cannot be predicted. It is possible that an unfavorable outcome of some or all of the matters, including claims related to the recent changes in our Board of Directors, could cause us to incur substantial liabilities that may have a material adverse effect upon our financial condition and results of operations. Any significant adverse litigation judgments or settlements could have a negative effect on our business, financial condition and results of operations.

Risks Related to this Offering and Our Common Stock

The offer or sale of a substantial amount of our common stock by our largest stockholders could have an adverse impact on the market price of our common stock.

On May 15, 2009, our previous majority stockholder, Steamboat Industries LLC, transferred a total of 7,581,842 shares of our common stock to the selling stockholders. The selling stockholders received the shares in satisfaction of Steamboat Industries LLC’s obligations under a credit agreement pursuant to which the selling stockholders were lenders and the shares of common stock were pledged as security. Steamboat also transferred demand and piggy-back registration rights with respect to such common stock to the selling stockholders. The offer, sale, disposition or consummation of transactions involving substantial amounts of our common stock by the selling stockholders could have a significant negative impact on our stock price, particularly if such offers, sales, dispositions or transactions occur simultaneously or relatively close in time.

The selling stockholders may be permitted to sell, dispose of or otherwise enter into other transactions involving significant amounts of our common stock under exemptions from registration under the federal securities laws. The offer, sale, disposition or consummation of other such transactions involving substantial amounts of our common stock by these or other significant stockholders could have a significant negative impact on our stock price, particularly if such offers, sales, dispositions or transactions occur simultaneously or relatively close in time.

Provisions of our second amended and restated certificate of incorporation, as amended, and third amended and restated by-laws and in Delaware corporate law may prevent or discourage an acquisition of our company that would benefit our stockholders.

Provisions in our second amended and restated certificate of incorporation, as amended, and third amended and restated by-laws and in Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. For example, our second amended and restated certificate of incorporation, as amended, and third amended and restated by-laws provide for the inability of stockholders to call special meetings, to increase the size of the board of directors, requires stockholders to give advance notice for director nominations and authorizes the issuance of common stock without stockholder approval. In addition, as a Delaware corporation, we are subject to certain Delaware anti-takeover provisions, including the application of Section 203 of the DGCL, which generally restricts our ability to engage in a business combination with any holder of 15% or more of our capital stock. Our board of directors could rely on provisions in our second amended and restated certificate of incorporation, as amended, and third amended and restated by-laws and in Delaware law to delay, deter or prevent a change of control of our company, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable and through which some or all of our stockholders may obtain a premium for their shares.

If securities analysts do not publish research or reports about our business or if they downgrade their evaluations of our stock or estimates of our earnings, the price of our stock could decline.

The trading market for our common stock depends in part on the research, reports, expectations or other evaluations that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their estimates or evaluations of our stock or our earnings, or if we fail to meet such expectations, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

The market price of our common stock may be particularly volatile, and our stockholders may be unable to resell their shares at a profit.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. In the 52 weeks prior to the date of this prospectus supplement, the closing prices of our common stock have ranged from a low of $13.66 to a high of $21.89. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	the recession and turmoil in the credit markets and financial services industry;

•	changes in general economic and business conditions or demographic trends;

•	the financial difficulties or bankruptcy of our major clients, including the impact on our ability to collect receivables;

•	availability, terms and deployment of capital;

•	potential impact on the market price of our common stock from the sale or offer of a substantial amount of our common stock by our largest stockholders and the ability of our largest stockholders to influence our major corporate decisions;

•	potential for change of control default under our credit agreement if an unaffiliated person obtains a majority of our common stock;

•	the loss, or renewal on less favorable terms, of management contracts and leases;

•	our ability to renew our insurance policies on acceptable terms, the extent to which our clients choose to obtain insurance coverage through us and our ability to successfully manage self-insured losses;

•	seasonal trends, particularly in the first quarter of each year;

•	the impact of public and private regulations;

•	our ability to form and maintain relationships with large real estate owners, managers and developers;

•	integration of future acquisitions in light of challenges in retaining key employees, synchronizing business processes and efficiently integrating facilities, marketing and operations;

•	the ability to obtain performance bonds on acceptable terms to guarantee our performance under certain contracts;

•	extraordinary events affecting parking at facilities that we manage, including emergency safety measures, military or terrorist attacks and natural disasters;

•	changes in federal and state regulations including those affecting airports, parking lots at airports or automobile use;

•	the loss of key employees; and

•	development of new, competitive parking-related services.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.

The sale of a substantial number of our shares of common stock in the public market could reduce the market price of our shares, which in turn could negatively impact your investment in us.

Future sales of a substantial number of shares of our common stock in the public market (or the perception that such sales may occur) could reduce our stock price and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 15,364,521 shares of our common stock issued and outstanding. All of the shares that are being sold in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act unless purchased by our affiliates.

In addition, subject to certain exceptions and extensions described under the heading “Underwriting” in this prospectus supplement, we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock for a period of 90 days from the date of this prospectus supplement. When this period expires, we and our locked-up stockholders will be able to sell our shares in the public market, subject to restrictions on shares held by affiliates. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

We may also issue shares of our common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may grant registration rights covering those shares in connection with any such acquisitions and investments.

In the future, we may sell additional shares of our common stock to raise capital. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price of our common stock. The issuance and sales of substantial amounts of our common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. By the terms of our senior credit facility, we are restricted from paying cash dividends on our common stock while such facility is in effect. Accordingly, we intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

As a new investor, you will experience immediate and substantial dilution.

The public offering price of the common stock being sold in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds, on a per share basis, the value of our tangible assets after subtracting liabilities. Investors will suffer additional dilution to the extent outstanding stock options are exercised and to the extent we issue any stock or options to our employees under our stock plan.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling stockholders of shares of common stock in this offering.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the NASDAQ Global Select Market under the symbol “STAN.” The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the NASDAQ Global Select Market and its predecessor, adjusted for the effect of the 2-for-1 stock split declared in December 2007.

	Sales Price		Cash Dividends
	High	Low	Declared

Fiscal Year Ended December 31, 2007
Fiscal Quarter Ended March 31, 2007	$20.13	$16.43	—
Fiscal Quarter Ended June 30, 2007	$19.55	$16.08	—
Fiscal Quarter Ended September 30, 2007	$20.18	$15.53	—
Fiscal Quarter Ended December 31, 2007	$25.43	$18.69	—
Fiscal Year Ended December 31, 2008
Fiscal Quarter Ended March 31, 2008	$24.82	$17.06	—
Fiscal Quarter Ended June 30, 2008	$22.61	$17.58	—
Fiscal Quarter Ended September 30, 2008	$24.50	$17.78	—
Fiscal Quarter Ended December 31, 2008	$22.25	$14.50	—
Fiscal Year Ended December 31, 2009
Fiscal Quarter Ended March 31, 2009	$20.54	$14.24	—
Fiscal Quarter Ended June 30, 2009	$17.27	$13.66	—
Fiscal Quarter Ended September 30, 2009	$18.07	$15.30	—
Fiscal Quarter Ended December 31, 2009 (through October 30)	$18.00	$16.95	—

The last reported sale price of our common stock on the NASDAQ Global Select Market on October 30, 2009 was $17.60 per share.

As of March 9, 2009, there were approximately 3,675 holders of our common stock, based on the number of record holders of our common stock and an estimate of the number of individual participants represented by security position listings.

We did not pay a cash dividend in respect of our common stock in 2009 to date or in 2008 or 2007. By the terms of our senior credit facility, we are restricted from paying cash dividends on our capital stock while such facility is in effect.

There are no restrictions on the ability of our wholly owned subsidiaries to pay cash dividends to us.

CAPITALIZATION

Our capitalization as of June 30, 2009 is set forth in the following table. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and related footnotes incorporated by reference in this prospectus supplement and the accompanying prospectus.

June 30,
2009
(In thousands,
except share data)
(Unaudited)

Cash and cash equivalents:	$10,521

Total long-term debt (including current portion):
Senior credit facility	$122,750
Other debt	3,835

Total long-term debt	126,585
Stockholders’ equity:
Common stock, par value $.001 per share; 21,300,000 shares authorized; 15,272,757 and 16,110,781 shares issued and outstanding as of June 30, 2009 and December 31, 2008, respectively	15
Additional paid-in capital	89,625
Accumulated other comprehensive income	28
Accumulated deficit	(84,838)
Total Standard Parking Corporation stockholders’ equity	4,830
Noncontrolling interest	(61)

Total stockholders’ equity	4,769

Total capitalization	$131,354

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations should be read in conjunction with “Prospectus Summary — Summary Consolidated Financial Data,” which is included in this prospectus supplement; “Selected Financial Data” and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which are incorporated by reference in this prospectus supplement; and our unaudited consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which are incorporated by reference in this prospectus supplement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth in “Risk Factors” and elsewhere herein.

Overview

Our Business

We manage parking facilities in urban markets and at airports across the United States and in three Canadian provinces. We do not own any facilities, but instead enter into contractual relationships with property owners or managers.

We operate our clients’ properties through two types of arrangements: management contracts and leases. Under a management contract, we typically receive a base monthly fee for managing the facility, and we may also receive an incentive fee based on the achievement of facility performance objectives. We also receive fees for ancillary services. Typically, all of the underlying revenue and expenses under a standard management contract flow through to our clients rather than to us. However, some management contracts, which are referred to as “reverse” management contracts, usually provide for larger management fees and require us to pay various costs. Under lease arrangements, we generally pay to the property owner either a fixed annual rent, a percentage of gross customer collections or a combination thereof. We collect all revenue under lease arrangements and we are responsible for most operating expenses, but we are typically not responsible for major maintenance, capital expenditures or real estate taxes. Margins for lease contracts vary significantly, not only due to operating performance, but also due to variability of parking rates in different cities and varying space utilization by parking facility type and location. As of June 30, 2009, we operated approximately 90% of our locations under management contracts and approximately 10% of our locations under leases. For the six months ended June 30, 2009, we derived approximately 89% of our gross profit under management contracts and approximately 11% of our gross profit under leases.

In evaluating our financial condition and operating performance, management’s primary focus is on our gross profit, total general and administrative expense and general and administrative expense as a percentage of our gross profit. Although the underlying economics to us of management contracts and leases are similar, the manner in which we are required to account for them differs. Revenue from leases includes all gross customer collections derived from our leased locations (net of parking tax), whereas revenue from management contracts only includes our contractually agreed upon management fees and amounts attributable to ancillary services. Gross customer collections at facilities under management contracts, therefore, are not included in our revenue. Accordingly, while a change in the proportion of our operating agreements that are structured as leases versus management contracts may cause significant fluctuations in reported revenue and expense of parking services, that change will not affect our gross profit. For example, as of June 30, 2009, we operated approximately 90% of our locations under management contracts, and for the six months ended June 30, 2009, we derived approximately 89% of our gross profit under management contracts. Only approximately 52% of total revenue (excluding reimbursement of management contract expenses), however, was from management contracts because under those contracts the revenue collected from parking customers belongs to our clients. Therefore, gross profit and total general and administrative expense, rather than revenue, are management’s primary focus.

General Business Trends

We believe that sophisticated commercial real estate developers and property managers and owners recognize the opportunity for parking and related services to be a profit generator rather than a cost center. Often, the parking experience makes both the first and the last impressions on their properties’ tenants and visitors. By outsourcing these services, they are able to capture additional profit by leveraging the unique operational skills and controls that an experienced parking management company can offer. Our ability to consistently deliver a uniformly high level of parking and related services and maximize the profit to our clients improves our ability to win contracts and retain existing locations. Our location retention rate for the twelve-month period ended June 30, 2009 was approximately 89%, compared to approximately 91% for the twelve-month period ended June 30, 2008, which also reflects our decision not to renew, or terminate, unprofitable contracts.

For the three months ended June 30, 2009 compared to the three months ended June 30, 2008, average gross profit per location decreased by 11.3% from $10.6 thousand to $9.4 thousand, primarily due to the economic recession and a negative fluctuation in prior years insurance reserve adjustments, in addition to the Hurricane Katrina settlement received in 2008 that did not recur in 2009.

Summary of Operating Facilities

We focus our operations in core markets where a concentration of locations improves customer service levels and operating margins. The following table reflects our facilities operated at the end of the periods indicated:

	June 30,	December 31,	June 30,
	2009	2008	2008

Managed facilities	1,919	1,986	1,979
Leased facilities	223	229	240

Total facilities	2,142	2,215	2,219

Revenue

We recognize parking services revenue from lease and management contracts as the related services are provided. Substantially all of our revenue comes from the following two sources:

•	Parking services revenue — lease contracts. Parking services revenue related to lease contracts consist of all revenue received at a leased facility, including parking receipts (net of parking tax), consulting and real estate development fees, gains on sales of contracts and payments for exercising termination rights.

•	Parking services revenue — management contracts. Management contract revenue consists of management fees, including both fixed and performance-based fees, and amounts attributable to ancillary services such as accounting, equipment leasing, payments received for exercising termination rights, consulting, developmental fees, gains on sales of contracts, as well as insurance and other value-added services with respect to managed locations. We believe we generally purchase required insurance at lower rates than our clients can obtain on their own because we effectively self-insure for all liability and worker’s compensation claims by maintaining a large per-claim deductible. As a result, we have generated operating income on the insurance provided under our management contracts by focusing on our risk management efforts and controlling losses. Management contract revenue does not include gross customer collections at the managed locations as this revenue belongs to the property owner rather than to us. Management contracts generally provide us with a management fee regardless of the operating performance of the underlying facility.

Conversions between type of contracts (lease or management) are typically determined by our client and not us. Although the underlying economics to us of management contracts and leases are similar, the manner in which we account for them differs substantially.

Reimbursement of Management Contract Expense

Reimbursement of management contract expense consists of the direct reimbursement from the property owner for operating expenses incurred under a management contract, which is reflected in our revenue.

Reimbursed Management Contract Expense

Reimbursed management contract expense consists of direct reimbursed costs incurred on behalf of property owners under a management contract, which is reflected in our cost of parking services.

Cost of Parking Services

Our cost of parking services consists of the following:

•	Cost of parking services — lease contracts. The cost of parking services under a lease arrangement consists of contractual rental fees paid to the facility owner and all operating expenses incurred in connection with operating the leased facility. Contractual fees paid to the facility owner are generally based on either a fixed contractual amount or a percentage of gross revenue or a combination thereof. Generally, under a lease arrangement we are not responsible for major capital expenditures or real estate taxes.

•	Cost of parking services — management contracts. The cost of parking services under a management contract is generally the responsibility of the facility owner. As a result, these costs are not included in our results of operations. However, our reverse management contracts, which typically provide for larger management fees, do require us to pay for certain costs.

Gross Profit

Gross profit equals our revenue less the cost of generating such revenue. This is the key metric we use to examine our performance because it captures the underlying economic benefit to us of both lease contracts and management contracts.

General and Administrative Expenses

General and administrative expenses include salaries, wages, payroll taxes, insurance, travel and office related expenses for our headquarters, field offices, supervisory employees, chairman of the board and board of directors.

Depreciation and Amortization

Depreciation is determined using a straight-line method over the estimated useful lives of the various asset classes or in the case of leasehold improvements, over the initial term of the operating lease or its useful life, whichever is shorter. Intangible assets determined to have finite lives are amortized over their remaining useful life.

Valuation Allowance Related to Long-Term Receivables

Valuation allowance related to long-term receivables is recorded when there is an extended length of time estimated for collection of long-term receivables.

Seasonality

During the first quarter of each year, seasonality impacts our performance with regard to moderating revenue, with the reduced levels of travel most clearly reflected in the parking activity associated with our airport and hotel businesses as well as increases in certain costs of parking services, such as snow removal, both of which negatively affect gross profit. Although our revenue and profitability are affected by the seasonality of the business, general and administrative costs are relatively stable throughout the fiscal year.

Results of Operations

Three Months ended June 30, 2009 Compared to Three Months ended June 30, 2008

The following table presents the material factors that impact our revenue.

	Three Months Ended
	June 30,		Variance
	2009	2008	Amount	%

Lease contract revenue:
New location	$2.1	$0.1	$2.0	2,000.0
Contract expirations	0.1	4.1	(4.0)	(97.6)
Same location:
Short-term parking	21.4	22.4	(1.0)	(4.5)
Monthly parking	9.4	10.2	(0.8)	(7.8)

Total same location	30.8	32.6	(1.8)	(5.5)
Conversions	0.1	1.3	(1.2)	(92.3)
Acquisitions	2.6	1.9	0.7	36.8

Total lease contract revenue	$35.7	$40.0	$(4.3)	(10.8)

Management contract revenue:
New location	$2.6	$0.2	$2.4	1,200.0
Contract expirations	0.6	5.0	(4.4)	(88.0)
Same location	31.6	29.1	2.5	8.6
Conversions	—	—	—	—
Acquisitions	2.5	2.1	0.4	19.0

Total management contract revenue	$37.3	$36.4	$0.9	2.5

Reimbursement of management contract expense	$97.6	$99.3	$(1.7)	(1.7)

Parking services revenue — lease contracts.  Lease contract revenue decreased $4.3 million, or 10.8%, to $35.7 million in the three months ended June 30, 2009, compared to $40.0 million for the three months ended June 30, 2008. The decrease resulted primarily from a decrease in same location short-term parking revenue, conversions, and a decrease of $1.4 million related to the one-time Hurricane Katrina settlement received in 2008, included in contract expirations, which was partially offset by increases from our acquisitions and new locations. Same location revenue for those facilities, which as of June 30, 2009 are the comparative periods for the two years presented, decreased 5.5%. Revenue associated with contract expirations relates to contracts that expired during the current period.

Parking services revenue — management contracts.  Management contract revenue increased $0.9 million, or 2.5%, to $37.3 million for three months ended June 30, 2009, compared to $36.4 million for the three months ended June 30, 2008. The increase resulted primarily from same location revenue, new locations and acquisitions, partially offset by decreases in revenue from contract expirations, which includes a $0.2 million decrease related to the one-time Hurricane Katrina settlement received in 2008. Same locations revenue for those facilities, which as of June 30, 2009 are the comparative for the two years presented, increased 8.6%.

Reimbursement of management contract expense.  Reimbursement of management contract expense decreased $1.7 million, or 1.7%, to $97.6 million for the three months ended June 30, 2009, compared to $99.3 million for the three months ended June 30, 2008. This decrease resulted from a reduction in reimbursements of costs incurred on behalf of owners.

The following table presents the material factors that impact our cost of parking services.

	Three Months Ended
	June 30,		Variance
	2009	2008	Amount	%

Cost of parking services lease contracts:
New location	$1.9	$—	$1.9	100.00
Contract expirations	0.1	2.1	(2.0)	(95.2)
Same location:
Rent	21.8	22.7	(0.9)	(4.0)
Payroll and payroll related	4.3	4.5	(0.2)	(4.4)
Other operating costs	2.5	2.7	(0.2)	(7.4)

Total same location	28.6	29.9	(1.3)	(4.3)
Conversions	0.1	1.1	(1.0)	(90.9)
Acquisitions	2.2	1.6	0.6	37.5

Total cost of parking services lease contracts	$32.9	$34.7	$(1.8)	(5.2)

Cost of parking services management contracts:
New locations	$1.2	$0.1	$1.1	1,100.0
Contract expirations	0.8	3.4	(2.6)	(76.5)
Same location:
Payroll and payroll related	8.0	7.7	0.3	3.9
Other operating expenses	8.1	5.5	2.6	47.3

Total same location	16.1	13.2	2.9	22.0
Conversions	—	—	—	—
Acquisitions	1.8	1.5	0.3	20.0

Total cost of parking services management contracts	$19.9	$18.2	$1.7	9.3

Reimbursed management contract expense	$97.6	$99.3	$(1.7)	(1.7)

Cost of parking services — lease contracts.  Cost of parking services for lease contracts decreased $1.8 million, or 5.2%, to $32.9 million for the three months ended June 30, 2009, compared to $34.7 million for the three months ended June 30, 2008. The decrease resulted primarily from decreases in costs related to contract expirations, same locations and conversions, partially offset by increases in costs related to new locations and acquisitions. Same locations costs for those facilities which as of June 30, 2009 are the comparative for the two years presented, decreased 4.3%. Same location rent expense for lease contracts decreased primarily as a result of contingent rental payments on the decrease in revenue for same locations.

Cost of parking services — management contracts.  Cost of parking services for management contracts increased $1.7 million, or 9.3%, to $19.9 million for the three months ended June 30, 2009, compared to $18.2 million for the three months ended June 30, 2008. The increase resulted primarily from increases in costs related to same locations, new locations and acquisitions, partially offset by decreases in costs related to contract expirations. There was no impact on costs for those management contracts which converted to a lease contract. Same location costs for those facilities, which as of June 30, 2009 are the comparative period for the two years presented, increased 22.0%. Same location increase in operating expenses for management contracts primarily result from negative fluctuations in prior years’ insurance reserve adjustments, increases in costs associated with reverse management contracts and the cost of providing management services.

Reimbursed management contract expense.  Reimbursed management contract expense decreased $1.7 million, or 1.7%, to $97.6 million, for the three months ended June 30, 2009, compared to $99.3 million for the three months ended June 30, 2008. This decrease resulted from a reduction in reimbursed cost incurred on the behalf of owners.

The following table presents the material changes to the gross profit and gross profit percentage on our lease and management contracts.

	Three Months Ended
	June 30,		Variance
	2009	2008	Amount	%
	(In millions)

Gross profit lease contracts:
New location	$0.2	$0.1	$0.1	100.0
Contract expirations	—	2.0	(2.0)	(100.0)
Same location	2.2	2.7	(0.5)	(18.5)
Conversions	—	0.2	(0.2)	(100.0)
Acquisitions	0.4	0.3	0.1	33.3

Total gross profit lease contracts	$2.8	$5.3	$(2.5)	(47.2)

Gross profit percentage lease contracts:
New location	9.5%	100.0%
Contract expirations	—	48.8%
Same location	7.1%	8.3%
Conversions	—	15.4%
Acquisitions	15.4%	15.8%

Total gross profit percentage lease contracts	7.8%	13.3%

Gross profit management contracts:
New location	$1.4	$0.1	$1.3	1,300.0
Contract expirations	(0.2)	1.6	(1.8)	(112.5)
Same location	15.5	15.9	(0.4)	(2.5)
Conversions	—	—	—	—
Acquisitions	0.7	0.6	0.1	16.7

Total gross profit management contracts	$17.4	$18.2	$(0.8)	(4.4)

Gross profit percentage management contracts:
New location	53.8%	50.0%
Contract expirations	(33.3)%	32.0%
Same location	49.1%	54.6%
Conversions	—	—
Acquisitions	28.0%	28.6%

Total gross profit percentage management contracts	46.6%	50.0%

Gross profit — lease contracts.  Gross profit for lease contracts decreased $2.5 million, or 47.2%, to $2.8 million for the three months ended June 30, 2009, compared to $5.3 million for the three months ended June 30, 2008. Gross profit percentage for lease contracts decreased to 7.8% for the three months ended June 30, 2009, compared to 13.3% for the three months ended June 30, 2008. Gross profit lease contracts decreases on same locations were primarily the result of a decrease in short-term parking revenue, without an equal and corresponding decrease in costs. Gross profit lease contracts decreases on contract expirations were primarily the result of the one-time Hurricane Katrina settlement of $1.4 million received in 2008.

Gross profit — management contracts.  Gross profit for management contracts decreased $0.8 million, or 4.4%, to $17.4 million for the three months ended June 30, 2009, compared to $18.2 million for the three months ended June 30, 2008. Gross profit percentage for management contracts decreased to 46.6% for the three months ended June 30, 2009 compared to 50.0% in the three months ended June 30, 2008. Gross profit for management contracts decreases were primarily the result of our same locations and our contract expirations. Gross profit percentage on same locations accounted for most of the decline on a percentage basis, primarily due to negative fluctuations in prior years insurance reserve adjustments, increases in cost associated with reverse management contracts and the cost of providing management services.

General and administrative expenses.  General and administrative expenses decreased $1.7 million, or 14.2%, to $10.3 million for the three months ended June 30, 2009, compared to $12.0 million for the three months ended June 30, 2008. This decrease resulted primarily from decreases in payroll and payroll related expenses of $1.0 million, a charge of $0.4 million related to post-retirement benefits in 2008 that did not recur, a decrease of $0.1 million related to training, a decrease of $0.1 million related to accounting and audit fees, a decrease of $0.2 million related to outsourcing fees, and decreases in other costs of $0.3 million, all of which was partially offset by the one-time $0.4 million Hurricane Katrina settlement received in 2008.

Interest expense.  Interest expense increased $0.4 million, or 40.7%, to $1.5 million for the three months ended June 30, 2009, as compared to $1.1 million for the three months ended June 30, 2008. This increase resulted primarily from increased borrowings.

Interest income.  Interest income was $0.1 million for the three months ended June 30, 2009 and did not change significantly compared to the three months ended June 30, 2008.

Income tax expense.  Income tax expense decreased $0.9 million, or 25.5%, to $2.7 million for the three months ended June 30, 2009, as compared to $3.6 million for the three months ended June 30, 2008. A decrease in our pre-tax income resulted in a $0.8 million decrease in income tax expense. Our effective tax rate was 38.9% for the three months ended June 30, 2009 and 40.6% for the three months ended June 30, 2008, which resulted in a $0.1 million decrease in income tax expense.

Segments

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenue and incur expenses, and about which separate financial information is regularly evaluated by our chief operating decision maker, as defined in SFAS 131, in deciding how to allocate resources. Our chief operating decision maker, is our President and Chief Executive Officer.

Our business is managed based on regions administered by executive vice presidents. Three regions are generally organized geographically with the fourth region encompassing major airports and transportation operations nationwide. The following is a summary of revenue (excluding reimbursement of management contract expenses) by region for the three months ended June 30, 2009 and 2008. Information related to prior years has been recast to conform to the new region alignment.

Region One encompasses Delaware, District of Columbia, Florida, Georgia, Illinois, Kansas, Maine, Maryland, Massachusetts, Minnesota, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Rhode Island, Tennessee, Vermont, Virginia, and Wisconsin.

Region Two encompasses Alberta, British Columbia, Manitoba, and Ontario.

Region Three encompasses Arizona, California, Colorado, Hawaii, Louisiana, Nevada, Texas, Utah, Washington, and Wyoming.

Region Four encompasses all major airport and transportation operations nationwide.

Other consists of ancillary revenue that is not specifically identifiable to a region and reserve adjustments related to prior years.

The following tables present the material factors that impact our financial statements on an operating segment basis.

Segment revenue information is summarized as follows:

	Three Months Ended June 30,
	Region One		Region Two		Region Three		Region Four		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
		(In millions)

Lease contract revenue:
New location	$0.7	$0.1	$0.5	$—	$0.8	$—	$0.1	$—	$—	$—	$2.1	$0.1
Contract expirations	—	0.9	—	0.1	—	3.1	—	—	0.1	—	0.1	4.1
Same location	16.7	17.5	0.2	0.2	4.0	4.3	9.9	10.7	—	(0.1)	30.8	32.6
Conversions	0.1	0.5	—	—	—	—	—	0.8	—	—	0.1	1.3
Acquisitions	2.6	1.8	—	—	0.1	0.1	—	—	(0.1)	—	2.6	1.9

Total lease contract revenue	$20.1	$20.8	$0.7	$0.3	$4.9	$7.5	$10.0	$11.5	$—	$(0.1)	$35.7	$40.0

Management contract revenue:
New location	$0.6	$—	$—	$—	$1.4	$0.2	$0.5	$—	$0.1	$—	$2.6	$0.2
Contract expirations	0.4	3.1	—	—	0.1	1.7	0.1	0.2	—	—	0.6	5.0
Same location	11.4	10.6	2.7	1.0	10.1	9.5	7.4	7.7	—	0.3	31.6	29.1
Conversions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	0.9	0.8	—	—	1.6	1.3	—	—	—	—	2.5	2.1

Total management contract revenue	$13.3	$14.5	$2.7	$1.0	$13.2	$12.7	$8.0	$7.9	$0.1	$0.3	$37.3	$36.4

Lease contract revenue decreased primarily due to our same locations, contract expirations and conversions. Regions one, three and four recorded a decrease in same location revenue. Same location revenue in region four decreased compared to prior year due to the economic impact of reduced travel. Same location revenue in region one and three decreased primarily due to decreases in short-term parking revenue and contract expirations. Contract expirations in region three includes the one-time $1.4 million Hurricane Katrina settlement received in 2008.

All regions recorded increases in management contract revenue from new locations. Contract expirations in region three includes the one-time $0.2 million Hurricane Katrina settlement received in 2008.

Segment cost of parking services information is summarized as follows:

	Three Months Ended June 30,
	Region One		Region Two		Region Three		Region Four		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(In millions)

Cost of parking services lease contracts:
New location	$0.6	$—	$0.5	$—	$0.7	$—	$0.1	$—	$—	$—	$1.9	$—
Contract expirations	—	0.9	—	—	—	1.6	—	—	0.1	(0.4)	0.1	2.1
Same location	15.4	16.1	0.2	0.2	3.7	3.8	9.3	9.8	—	—	28.6	29.9
Conversions	0.1	0.4	—	—	—	—	—	0.7	—	—	0.1	1.1
Acquisitions	2.2	1.5	—	—	0.1	0.1	—	—	(0.1)	—	2.2	1.6

Total cost of parking services lease contracts	$18.3	$18.9	$0.7	$0.2	$4.5	$5.5	$9.4	$10.5	$—	$(0.4)	$32.9	$34.7

Cost of parking services management contracts:
New location	$0.2	$—	$0.1	$—	$0.6	$—	$0.3	$—	$—	$0.1	$1.2	$0.1
Contract expirations	0.7	2.0	—	—	0.1	0.8	—	0.2	—	0.4	0.8	3.4
Same location	5.1	4.7	1.6	0.1	5.2	4.2	3.9	4.3	0.3	(0.1)	16.1	13.2
Conversions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	0.5	0.4	—	—	1.2	1.0	—	—	0.1	0.1	1.8	1.5

Total cost of parking services management contracts	$6.5	$7.1	$1.7	$0.1	$7.1	$6.0	$4.2	$4.5	$0.4	$0.5	$19.9	$18.2

Cost of parking services lease contracts decreased primarily due to decreased costs in region one, three and four related to same locations. Same location costs decreased primarily due to decreases in rent expense primarily as a result of contingent rental payments on the decrease in revenue for some locations and a reduction in payroll and payroll related.

Cost of parking services management contracts primarily increased due to same location costs, primarily related to increases in costs associated with reverse management contracts and the cost of providing management services. The other region amounts in same location costs primarily represent prior year insurance reserve adjustments.

Segment gross profit/gross profit percentage information is summarized as follows:

	Three Months Ended June 30,
	Region One		Region Two		Region Three		Region Four		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(In millions)

Gross profit lease contracts:
New location	$0.1	$0.1	$—	$—	$0.1	$—	$—	$—	$—	$—	$0.2	$0.1
Contract expirations	—	—	—	0.1	—	1.5	—	—	—	0.4	—	2.0
Same location	1.3	1.4	—	—	0.3	0.5	0.6	0.9	—	(0.1)	2.2	2.7
Conversions	—	0.1	—	—	—	—	—	0.1	—	—	—	0.2
Acquisitions	0.4	0.3	—	—	—	—	—	—	—	—	0.4	0.3

Total gross profit lease contracts	$1.8	$1.9	$—	$0.1	$0.4	$2.0	$0.6	$1.0	$—	$0.3	$2.8	$5.3

						(Percentages)
Gross profit percentage lease contracts:
New location	14.3	100.0	—	—	12.5	—	—	—	—	—	9.5	100.0
Contract expirations	—	—	—	100.0	—	48.4	—	—	—	—	—	48.8
Same location	7.8	8.0	—	—	7.5	11.6	6.1	8.4	—	100.0	7.1	8.3
Conversions	—	20.0	—	—	—	—	—	12.5	—	—	—	15.4
Acquisitions	15.4	16.7	—	—	—	—	—	—	—	—	15.4	15.8

Total gross profit percentage	9.0	9.1	—	33.3	8.2	26.7	6.0	8.7	—	(300.0)	7.8	13.3

						(In millions)
Gross profit management contracts:
New location	$0.4	$—	$(0.1)	$—	$0.8	$0.2	$0.2	$—	$0.1	$(0.1)	$1.4	$0.1
Contract expirations	(0.3)	1.1	—	—	—	0.9	0.1	—	—	(0.4)	(0.2)	1.6
Same location	6.3	5.9	1.1	0.9	4.9	5.3	3.5	3.4	(0.3)	0.4	15.5	15.9
Conversions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	0.4	0.4	—	—	0.4	0.3	—	—	(0.1)	(0.1)	0.7	0.6

Total gross profit management contracts	$6.8	$7.4	$1.0	$0.9	$6.1	$6.7	$3.8	$3.4	$(0.3)	$(0.2)	$17.4	$18.2

						(Percentages)
Gross profit percentage management contracts:
New location	66.7	—	—	—	57.1	100.0	40.0	—	100.0	—	53.8	50.0
Contract expirations	(75.0)	35.5	—	—	—	52.9	100.0	—	—	—	(33.3)	32.0
Same location	55.3	55.7	40.7	90.0	48.5	55.8	47.3	44.2	—	133.3	49.1	54.6
Conversions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	44.4	50.0	—	—	25.0	23.1	—	—	—	—	28.0	28.6

Total gross profit percentage	51.1	51.0	37.0	90.0	46.2	52.8	47.5	43.0	(300.0)	(66.7)	46.6	50.0

Gross profit for lease contracts declined primarily due to same locations and contract expirations. Region one, three and four experienced a decline in same location profit primarily due to a decline in revenue that exceeded the decline in costs, primarily associated to decreases in short-term parking revenue. Region three experienced a decline in gross profit contract expirations due to the one-time Hurricane Katrina settlement recorded in revenue for 2008.

Gross profit for management contracts declined primarily due to our same locations in region three and our contract expirations in region one. Region three experienced a decline in gross profit contract expirations due to the one-time Hurricane Katrina settlement recorded in revenue for 2008.

Segment general and administrative expense information is summarized as follows:

	Three Months Ended June 30,
	Region One		Region Two		Region Three		Region Four		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(In millions)

General and administrative expenses	$2.3	$2.2	$0.4	$0.5	$2.7	$2.4	$0.8	$0.8	$4.1	$6.1	$10.3	$12.0

General and administrative expenses on a segment basis represent direct administrative costs for each region. The other region consists primarily of the corporate headquarters. The other region decreased primarily related to payroll and payroll-related and post-retirement benefits, partially offset by the one-time Hurricane Katrina settlement received in 2008.

Six Months ended June 30, 2009 Compared to Six Months ended June 30, 2008

The following table presents the material factors that impact our revenue.

	Six Months Ended
	June 30,		Variance
	2009	2008	Amount	%

Lease contract revenue:
New location	$5.0	$0.9	$4.1	455.6
Contract expirations	0.4	6.9	(6.5)	(94.2)
Same location:
Short-term parking	41.1	44.1	(3.0)	(6.8)
Monthly parking	18.8	20.1	(1.3)	(6.5)

Total same location	59.9	64.2	(4.3)	(6.7)
Conversions	0.3	2.5	(2.2)	(88.0)
Acquisitions	4.8	3.2	1.6	50.0

Total lease contract revenue	$70.4	$77.7	$(7.3)	(9.4)

Management contract revenue:
New location	$6.3	$1.2	$5.1	425.0
Contract expirations	2.2	10.8	(8.6)	(79.6)
Same location	61.6	56.0	5.6	10.0
Conversions	—	—	—	—
Acquisitions	5.5	4.3	1.2	27.9

Total management contract revenue	$75.6	$72.3	$3.3	4.6

Reimbursement of management contract expense	$200.2	$198.8	$1.4	0.7

Parking services revenue — lease contracts.  Lease contract revenue decreased $7.3 million, or 9.4%, to $70.4 million for the six months ended June 30, 2009, compared to $77.7 million for the six months ended June 30, 2008. The decrease resulted primarily from a decrease in same location short-term parking revenue conversions, and a decrease of $1.4 million related to the one-time Hurricane Katrina settlement received in 2008, included in contract expirations, which was partially offset by increases from our new locations and acquisitions. Same location revenue for those facilities, which as of June 30, 2009 are the comparative periods for the two years presented, decreased 6.7%. Revenue associated with contract expirations relates to contracts that expired during the current period.

Parking services revenue — management contracts.  Management contract revenue increased $3.3 million, or 4.6%, to $75.6 million for the six months ended June 30, 2009, compared to $72.3 million for the six months ended June 30, 2008. The increase resulted primarily from same location revenue, new locations and acquisitions, partially offset by decreases in revenue from contract expirations, which includes a $0.2 million decrease related to the one-time Hurricane Katrina settlement received in 2008. Same locations revenue for those facilities, which as of June 30, 2009 are the comparative periods for the two years presented, increased 10.0%.

Reimbursement of management contract expense.  Reimbursement of management contract expense increased $1.4 million, or 0.7%, to $200.2 million for the six months ended June 30, 2009, compared to $198.8 million for the six months ended June 30, 2008. This increase resulted from additional reimbursements for costs incurred on behalf of owners.

The following table presents the material factors that impact our cost of parking services.

	Six Months Ended
	June 30,		Variance
	2009	2008	Amount	%

Cost of parking services lease contracts:
New location	$4.9	$0.9	$4.0	444.4
Contract expirations	0.4	4.7	(4.3)	(91.5)
Same location:
Rent	42.4	44.7	(2.3)	(5.1)
Payroll and payroll related	8.3	8.8	(0.5)	(5.7)
Other operating costs	5.2	5.4	(0.2)	(3.7)

Total same location	55.9	58.9	(3.0)	(5.1)
Conversions	0.2	2.2	(2.0)	(90.9)
Acquisitions	4.5	2.9	1.6	55.2

Total cost of parking services lease contracts	$65.9	$69.6	$(3.7)	(5.3)

Cost of parking services management contracts:
New locations	$3.0	$0.6	$2.4	400.0
Contract expirations	1.9	6.9	(5.0)	(72.5)
Same location:
Payroll and payroll related	15.6	14.6	1.0	6.8
Other operating expenses	15.9	10.2	5.7	55.9

Total same location	31.5	24.8	6.7	27.0
Conversions	—	—	—	—
Acquisitions	3.9	2.9	1.0	34.5

Total cost of parking services management contracts	$40.3	$35.2	$5.1	14.5

Reimbursed management contract expense	$200.2	$198.8	$1.4	0.7

Cost of parking services — lease contracts.  Cost of parking services for lease contracts decreased $3.7 million, or 5.3%, to $65.9 million for the six months ended June 30, 2009, compared to $69.6 million for the six months ended June 30, 2008. The decrease resulted primarily from decreases in costs related to contract expirations, same locations and conversions, partially offset by increases in costs related to new locations and acquisitions. Same locations costs for those facilities which as of June 30, 2009 are the comparative locations for the two years presented, decreased 5.3%. Same location rent expense for lease contracts decreased primarily as a result of contingent rental payments on the decrease in revenue for same locations.

Cost of parking services — management contracts.  Cost of parking services for management contracts increased $5.1 million, or 14.5%, to $40.3 million for the six months ended June 30, 2009, compared to $35.2 million for the six months ended June 30, 2008. The increase resulted primarily from increases in costs related to same locations, new locations and acquisitions, partially offset by decreases in costs related to contract expirations. There was no impact on costs for those management contracts which converted to a lease contract. Same location costs for those facilities, which as of June 30, 2009 are the comparative locations for the two years presented, increased 27.0%. Same location increase in operating expenses for management contracts primarily resulted from negative fluctuations in prior years insurance reserve adjustments, increases in costs associated with reverse management contracts and the cost of providing management services.

Reimbursed management contract expense.  Reimbursed management contract expense increased $1.4 million, or 0.7%, to $200.2 million for the six months ended June 30, 2009, compared to $198.8 million for the six months ended June 30, 2008. This increase resulted from additional reimbursed cost incurred on the behalf of owners.

The following table presents the material changes to the gross profit and gross profit percentage on our lease and management contracts.

	Six Months Ended
	June 30,		Variance
	2009	2008	Amount	%
		(In millions)

Gross profit lease contracts:
New location	$0.1	$—	$0.1	100.0
Contract expirations	—	2.2	(2.2)	(100.0)
Same location	4.0	5.3	(1.3)	(24.5)
Conversions	0.1	0.3	(0.2)	(66.7)
Acquisitions	0.3	0.3	—	—

Total gross profit lease contracts	$4.5	$8.1	$(3.6)	(44.4)

Gross profit percentage lease contracts:
New location	2.0%	—
Contract expirations	—	31.9%
Same location	6.7%	8.3%
Conversions	33.3%	12.0%
Acquisitions	6.3%	9.4%

Total gross profit percentage lease contracts	6.4%	10.4%

Gross profit management contracts:
New location	$3.3	$0.6	$2.7	450.0
Contract expirations	0.3	3.9	(3.6)	(92.3)
Same location	30.1	31.2	(1.1)	(3.5)
Conversions	—	—	—	—
Acquisitions	1.6	1.4	0.2	14.3

Total gross profit management contracts	$35.3	$37.1	$(1.8)	(4.9)

Gross profit percentage management contracts:
New location	52.4%	50.0%
Contract expirations	13.6%	36.1%
Same location	48.9%	55.7%
Conversions	—	—
Acquisitions	29.1%	32.6%

Total gross profit percentage management contracts	46.7%	51.3%

Gross profit — lease contracts.  Gross profit for lease contracts decreased $3.6 million, or 44.4%, to $4.5 million for six months ended June 30, 2009, compared to $8.1 million for the six months ended June 30, 2008. Gross profit percentage for lease contracts decreased to 6.4% for the six months ended June 30, 2009, compared to 10.4% for the six months ended June 30, 2008. Gross profit lease contracts decreases on same locations were primarily the result of a decrease in short-term parking revenue, without an equal and corresponding decrease in costs. Gross profit lease contracts decreases on contract expirations were primarily the result of the one-time Hurricane Katrina settlement of $1.4 million received in 2008.

Gross profit — management contracts.  Gross profit for management contracts decreased $1.8 million, or 4.9%, to $35.3 million for the six months ended June 30, 2009, compared to $37.1 million for the six months ended June 30, 2008. Gross profit percentage for management contracts decreased to 46.7% for the six months ended June 30, 2009, compared to 51.3% for the six months ended June 30, 2008. Gross profit for management contracts decreases were primarily the result of our same locations and our contract expirations. Gross profit percentage on same locations accounted for most of the decline on a percentage basis, primarily due to negative fluctuations in prior years insurance reserve adjustments, increases in costs associated with reverse management contracts and the cost of providing management services.

General and administrative expenses.  General and administrative expenses decreased $0.3 million, or 1.5%, to $23.1 million for the six months ended June 30, 2009, compared to $23.4 million for the six months ended June 30, 2008. This decrease resulted primarily from decreases in payroll and payroll related expenses of $0.2 million, a decrease of $0.4 million related to post-retirement benefits in 2008 that did not recur, a $0.4 million credit related to the settlement agreement from a prior year acquisition, a decrease of $0.2 million related to outsourcing fees, decreases in other costs of $0.1 million, which was partially offset by increases in legal-related expenses of $0.6 million, related to the sale by our former majority shareholder’s stake in our company, and $0.4 million related to the one-time Hurricane Katrina settlement received in 2008.

Interest expense.  Interest expense increased $0.4 million, or 13.8%, to $3.0 million for the six months ended June 30, 2009, as compared to $2.6 million for the six months ended June 30, 2008. This increase resulted from increased borrowings.

Interest income.  Interest income increased $0.1 million, or 95.2%, to $0.2 million for the six months ended June 30, 2009, as compared to $0.1 million for the six months ended June 30, 2008. This increase resulted primarily from an interest bearing receivable that did not occur in the prior year.

Income tax expense.  Income tax expense decreased $2.3 million, or 35.3%, to $4.3 million for the six months ended June 30, 2009, as compared to $6.6 million for the six months ended June 30, 2008. A decrease in our pre-tax income resulted in a $2.1 million decrease in income tax expense. Our effective tax rate was 39.2% for the six months ended June 30, 2009 and 40.8% for the six months ended June 30, 2008, which resulted in a $0.2 million decrease in income tax expense.

Segments

The following tables present the material factors that impact our financial statements on an operating segment basis.

Segment revenue information is summarized as follows:

	Six Months Ended June 30,
	Region One		Region Two		Region Three		Region Four		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(In millions)

Lease contract revenue:
New location	$2.3	$0.9	$1.0	$—	$1.5	$—	$0.1	$—	$0.1	$—	$5.0	$0.9
Contract expirations	0.2	1.9	—	0.2	0.2	4.8	—	—	—	—	0.4	6.9
Same location	31.9	33.4	0.3	0.4	7.9	8.6	19.8	21.8	—	—	59.9	64.2
Conversions	0.3	0.9	—	—	—	—	—	1.6	—	—	0.3	2.5
Acquisitions	4.6	3.0	—	—	0.2	0.2	—	—	—	—	4.8	3.2

Total lease contract revenue	$39.3	$40.1	$1.3	$0.6	$9.8	$13.6	$19.9	$23.4	$0.1	$—	$70.4	$77.7

Management contract revenue:
New location	$1.8	$0.5	$—	$—	$3.2	$0.5	$1.3	$0.1	$—	$0.1	$6.3	$1.2
Contract expirations	1.1	6.5	—	—	1.0	3.9	0.2	0.4	(0.1)	—	2.2	10.8
Same location	22.0	20.6	4.8	1.9	19.7	18.4	14.9	15.2	0.2	(0.1)	61.6	56.0
Conversions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	2.0	1.4	—	—	3.5	2.9	—	—	—	—	5.5	4.3

Total management contract revenue	$26.9	$29.0	$4.8	$1.9	$27.4	$25.7	$16.4	$15.7	$0.1	$—	$75.6	$72.3

Lease contract revenue decreased primarily due to our same locations, contract expirations and conversions. Regions one, two, three and four recorded a decrease in same location revenue. Same location revenue decreased compared to prior year primarily due to a reduction in short-term parking revenue and contract expirations. Contract expirations in region three includes the one-time $1.4 million Hurricane Katrina settlement received in 2008.

Regions one, two, three, and other recorded increases in management contract revenue from same location revenue compared to prior year. Regions one, two, and three added new services to existing contracts, which accounted for the increase in same location revenue. Contract expirations in region three includes the one-time $0.2 million Hurricane Katrina settlement received in 2008.

Segment cost of parking services information is summarized as follows:

	Six Months Ended June 30,
	Region One		Region Two		Region Three		Region Four		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(In millions)

Cost of parking services lease contracts:
New location	$2.5	$0.9	$0.9	$—	$1.4	$—	$0.1	$—	$—	$—	$4.9	$0.9
Contract expirations	0.2	1.8	—	—	0.2	3.4	—	—	—	(0.5)	0.4	4.7
Same location	29.5	30.9	0.3	0.4	7.3	7.7	18.7	20.0	0.1	(0.1)	55.9	58.9
Conversions	0.2	0.8	—	—	—	—	—	1.4	—	—	0.2	2.2
Acquisitions	4.4	2.7	—	—	0.2	0.2	—	—	(0.1)	—	4.5	2.9

Total cost of parking services lease contracts	$36.8	$37.1	$1.2	$0.4	$9.1	$11.3	$18.8	$21.4	$—	$(0.6)	$65.9	$69.6

Cost of parking services management contracts:
New location	$0.7	$0.2	$0.2	$—	$1.5	$0.2	$0.7	$—	$(0.1)	$0.2	$3.0	$0.6
Contract expirations	1.1	4.1	—	—	0.7	2.0	0.1	0.3	—	0.5	1.9	6.9
Same location	10.2	9.0	2.9	0.2	10.0	8.2	7.7	8.3	0.7	(0.9)	31.5	24.8
Conversions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	1.1	0.6	—	—	2.8	2.3	—	—	—	—	3.9	2.9

Total cost of parking services management contracts	$13.1	$13.9	$3.1	$0.2	$15.0	$12.7	$8.5	$8.6	$0.6	$(0.2)	$40.3	$35.2

Cost of parking services lease contracts decreased primarily due to decreased same location costs in region one, two, three and four and decreased contract expirations costs in region one and three. Same location costs decreased primarily due to rent expense for lease contracts, as a result of contingent rental payments on the decrease in revenue for same locations and reductions in payroll and payroll related.

Cost of parking services management contracts primarily increased due to costs associated with reverse management contracts and the cost of providing management services for same and new locations.

Segment gross profit/gross profit percentage information is summarized as follows:

	Six Months Ended June 30,
	Region One		Region Two		Region Three		Region Four		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(In millions)

Gross profit lease contracts:
New location	$(0.2)	$—	$0.1	$—	$0.1	$—	$—	$—	$0.1	$—	$0.1	$—
Contract expirations	—	0.1	—	0.2	—	1.4	—	—	—	0.5	—	2.2
Same location	2.4	2.5	—	—	0.6	0.9	1.1	1.8	(0.1)	0.1	4.0	5.3
Conversions	0.1	0.1	—	—	—	—	—	0.2	—	—	0.1	0.3
Acquisitions	0.2	0.3	—	—	—	—	—	—	0.1	—	0.3	0.3

Total gross profit lease contracts	$$2.5	$3.0	$0.1	$0.2	$0.7	$2.3	$1.1	$2.0	$0.1	$0.6	$4.5	$8.1

	(Percentages)
Gross profit percentage lease contracts:
New location	(8.7)	—	10.0	—	6.7	—	—	—	100.0	—	2.0	—
Contract expirations	—	5.3	—	100.0	—	29.2	—	—	—	—	—	31.9
Same location	7.5	7.5	—	—	7.6	10.5	5.6	8.3	—	—	6.7	8.3
Conversions	33.3	11.1	—	—	—	—	—	12.5	—	—	33.3	12.0
Acquisitions	4.3	10.0	—	—	—	—	—	—	—	—	6.2	9.4

Total gross profit percentage	6.4	7.5	7.7	33.3	7.1	16.9	5.5	8.5	100.0	—	6.4	10.4

	(In millions)
Gross profit management contracts:
New location	$1.1	$0.3	$(0.2)	$—	$1.7	$0.3	$0.6	$0.1	$0.1	$(0.1)	$3.3	$0.6
Contract expirations	—	2.4	—	—	0.3	1.9	0.1	0.1	(0.1)	(0.5)	0.3	3.9
Same location	11.8	11.6	1.9	1.7	9.7	10.2	7.2	6.9	(0.5)	0.8	30.1	31.2
Conversions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	0.9	0.8	—	—	0.7	0.6	—	—	—	—	1.6	1.4

Total gross profit management contracts	$13.8	$15.1	$1.7	$1.7.	$12.4	$13.0	$7.9	$7.1	$(0.5)	$0.2	$35.3	$37.1

	(Percentages)

New location	61.1	60.0	—	—	53.1	60.0	46.2	100.0	—	(100.0)	52.4	50.0
Contract expirations	—	36.9	—	—	30.0	48.7	50.0	25.0	100.0	—	13.6	36.1
Same location	53.6	56.3	39.6	89.5	49.2	55.4	48.3	45.4	(250.0)	(800.0)	48.9	55.7
Conversions	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions	45.0	57.1	—	—	20.0	20.7	—	—	—	—	29.1	32.6

Total gross profit percentage	51.3	52.1	35.4	89.5	45.3	50.6	48.2	45.2	(500.0)	—	46.7	51.3

Gross profit for lease contracts declined primarily due to decreased gross profit in same locations. Region one, three and four experienced a decline in same location gross profit primarily due to a decline in revenue that exceeded the decline in costs, primarily associated to a decrease in short-term parking revenue. Region three experienced a decline in gross profit contract expirations due to the one-time Hurricane Katrina settlement recorded in revenue for 2008.

Gross profit for management contracts declined primarily due to our same locations and contract expirations in regions one, three and other. The other region declined in gross profit due to changes in prior years insurance reserve activity. Region three experienced a decline in gross profit contract expirations due to the one-time Hurricane Katrina settlement recorded in revenue for 2008.

Segment general and administrative expense information is summarized as follows:

	Six Months Ended June 30,
	Region One		Region Two		Region Three		Region Four		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(In millions)

General and administrative expenses	$4.5	$4.4	$0.9	$1.0	$6.3	$5.5	$1.7	$1.5	$9.7	$11.0	$23.1	$23.4

General and administrative expenses on a segment basis represent direct administrative costs for each region. The other region consists primarily of the corporate headquarters. The other region decreased primarily related to payroll and payroll related and post-retirement benefits, partially offset by legal fees related to the sale by our former majority shareholder’s stake in our company. Region three increased primarily related to legal fees, partially offset by the one-time Hurricane Katrina settlement received in 2008.

Liquidity and Capital Resources

Outstanding Indebtedness

On June 30, 2009, we had total indebtedness of approximately $126.6 million, an increase of $1.5 million from December 31, 2008. The $126.6 million includes:

•	$122.8 million under our senior credit facility; and

•	$3.8 million of other debt including capital lease obligations and obligations on seller notes and other indebtedness.

We believe that our cash flow from operations, combined with availability under our senior credit facility, which amounted to $25.9 million at June 30, 2009, will be sufficient to enable us to pay our indebtedness, or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before their respective maturities. We believe that we will be able to refinance our indebtedness on commercially reasonable terms, although we cannot assure you that we will be able to do so.

Senior Credit Facility

On July 15, 2008, we amended and restated our credit facility.

The $210.0 million revolving senior credit facility will expire in July 2013. The revolving senior credit facility includes a letter of credit sub-facility with a sublimit of $50.0 million.

Our revolving senior credit facility bears interest, at our option, at either (1) LIBOR plus an applicable LIBOR margin of between 2.00% and 3.50% depending on the ratio of our total funded indebtedness to our EBITDA from time to time (“Total Debt Ratio”) or (2) the Base Rate (as defined below) plus an applicable Base Rate Margin of between 0.50% and 2.00% depending on our Total Debt Ratio. We may elect interest periods of one, two, three or six months for LIBOR based borrowings. The Base Rate is the greater of (i) the rate publicly announced from time to time by Bank of America, N.A. as its “prime rate,” or (ii) the overnight federal funds rate plus 0.50%.

Our senior credit facility includes a fixed charge ratio covenant, a total debt to EBITDA ratio covenant, a limit on our ability to incur additional indebtedness, issue preferred stock or pay dividends, and certain other restrictions on our activities. We are required to repay borrowings under our senior credit facility out of the proceeds of future issuances of debt or equity securities and asset sales, subject to certain customary exceptions. Our senior credit facility is secured by substantially all of our assets and all assets acquired in the future (including a pledge of 100% of the stock of our existing and future domestic guarantor subsidiaries and 65% of the stock of our existing and future foreign subsidiaries).

We are in compliance with all of our financial covenants.

At June 30, 2009, we had $18.9 million of letters of credit outstanding under the senior credit facility, total borrowings of $122.8 million and borrowing availability of $25.9 million.

Interest Rate Cap Transactions

We use a variable rate senior credit facility to finance our operations. This facility exposes us to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases and conversely, if interest rates decrease, interest expense also decreases. We believe that it is prudent to limit the exposure of an increase in interest rates. We do not enter into derivative instruments for any purpose other than cash flow hedging purposes.

In 2006 we entered into an interest rate cap transaction with Bank of America, which allows us to limit our exposure on a portion of our borrowings under our credit facility. Under the rate cap transaction, we receive payments from Bank of America each quarterly period to the extent that the prevailing three month LIBOR during that period exceeds our cap rate of 5.75%. The rate cap transaction caps our LIBOR interest rate on a notional amount of $50.0 million at 5.75% for a total of 36 months. The rate cap transaction began as of August 4, 2006 and settles each quarter on a date that coincides with our quarterly interest payment dates under our credit facility. This rate cap transaction is classified as a cash flow hedge, and we calculate the effectiveness of the hedge on a quarterly basis. The ineffective portion of the cash flow hedge is recognized in current period earnings as an increase of interest expense.

At June 30, 2009, the fair value of the rate cap transaction was immaterial. Total changes in the fair value of the rate cap transaction for the six months ended June 30, 2009 were also immaterial. The rate cap transaction terminated on August 4, 2009.

Stock Repurchases

2009 Stock Repurchases

In July 2008, our Board of Directors authorized us to repurchase shares of our common stock, on the open market or through private purchases, up to $60.0 million in aggregate. As of December 31, 2008, $22.9 million remained available for repurchase under this authorization.

During the first quarter of 2009, we repurchased 93,600 shares from third party shareholders at an average price of $18.23 per share, including average commissions of $0.03 per share, on the open market. Our former majority shareholder sold 119,701 shares to us in the first quarter of 2009 at an average price of $18.20 per share. The total value of the first quarter transactions was $3.9 million. We retired 200,650 shares during the first quarter of 2009 and retired the remaining 12,651 shares in April 2009.

We did not make any share repurchases in the second quarter of 2009.

As of June 30, 2009, $19.0 million remained available for repurchase under the July 2008 authorization by the Board of Directors.

Letters of Credit

At June 30, 2009, we have provided letters of credit totaling $16.5 million to our casualty insurance carrier to collateralize our casualty insurance program.

As of June 30, 2009, we provided $2.4 million in letters to collateralize other obligations.

Deficiency Payments

Pursuant to our obligations with respect to the parking garage operations at Bradley International Airport, we are required to make certain payments for the benefit of the State of Connecticut and for holders of special facility revenue bonds. The deficiency payments represent contingent interest bearing advances to the trustee to cover operating cash flow requirements. The payments, if any, are recorded as a receivable by us, for which we are reimbursed from time to time as provided in the trust agreement. As of June 30, 2009, we have a receivable of $7.5 million, comprised of cumulative deficiency payments to the trustee, net of reimbursements. We believe these advances to be fully recoverable and therefore have not recorded a valuation allowance for them. We do not guarantee the payment of any principal or interest on any debt obligations of the State of Connecticut or the trustee.

We made deficiency payments (net of repayments received) of $1.5 million in the first six months of 2009 compared to $0.9 million in the first six months of 2008. We did not receive any payments for interest and premium income related to deficiency payments in the first six months of 2009 and 2008.

Daily Cash Collections

As a result of day-to-day activity at our parking locations, we collect significant amounts of cash. Lease contract revenue is generally deposited into our local bank accounts, with a portion remitted to our clients in the form of rental payments according to the terms of the leases. Under management contracts, some clients require us to deposit the daily receipts into one of our local bank accounts, with the cash in excess of our operating expenses and management fees remitted to the clients at negotiated intervals. Other clients require us to deposit the daily receipts into client accounts and the clients then reimburse us for operating expenses and pay our management fee subsequent to month-end. Some clients require a segregated account for the receipts and disbursements at locations. Our working capital and liquidity may be adversely affected if a significant number of our clients require us to deposit all parking revenue into their respective accounts.

Our liquidity also fluctuates on an intra-month and intra-year basis depending on the contract mix and timing of significant cash payments. Additionally, our ability to utilize cash deposited into our local accounts is dependent upon the availability and movement of that cash into our corporate account. For all these reasons, from time to time, we carry a significant cash balance, while also utilizing our senior credit facility.

Net Cash Provided by Operating Activities

Our primary sources of funds are cash flows from operating activities and changes in working capital. Net cash provided by operating activities totaled $7.8 million for the first six months of 2009. Cash provided included $13.3 million from operations, which was offset by a net decrease in working capital of $5.4 million. The decrease in working capital resulted primarily from an increase of $1.5 million in notes and accounts receivable, which primarily related to Bradley International Airport guarantor payments as described under “Deficiency Payments”, and a decrease of $3.9 million in other liabilities, which primarily related to a reduction in accruals related to payments under employee incentive program.

Net cash provided by operating activities totaled $17.2 million for the first six months of 2008. Cash provided included $16.5 million from operations and a net increase in working capital of $0.6 million. The increase in working capital resulted primarily from an increase of $3.6 million in accounts payable, which primarily resulted from the timing on payments to our clients and new business that are under management contracts as described under “Daily Cash Collections,” offset by a decrease of $2.5 million in notes and accounts receivable.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled $3.1 million in the first six months of 2009. Cash used in investing activities for the first six months of 2009 included capital expenditures of $2.2 million for capital investments needed to secure and/or extend leased facilities, investment in information system enhancements and infrastructure, cost of contract purchases of $0.6 million and $0.3 million for contingent payments on previously acquired contracts.

Net cash used in investing activities totaled $8.2 million in the first six months of 2008. Cash used in investing activities for the first three months of 2008 included business acquisitions of $5.5 million, capital expenditures of $2.5 million for capital investments needed to secure and/or extend leased facilities, investment in information system enhancements and infrastructure, and cost of contract purchases of $0.2 million.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled $2.5 million in the first six months of 2009. Cash used in financing activities for 2009 included $3.9 million to repurchase our common stock, $0.6 million for payments on capital leases, $0.1 million in distribution to noncontrolling interests and $0.1 million for payments on long-term borrowings, partially offset by $2.2 million from our senior credit facility.

Net cash used in financing activities totaled $5.8 million in the first six months of 2008. Cash used in financing activities for 2008 included $12.9 million to repurchase our common stock, $0.9 million for payments on capital leases, $0.1 million for payments on long-term borrowings, $0.1 million in distribution to noncontrolling interests, $0.1 million for payments of debt issuance costs, offset by $7.5 million from our senior credit facility, $0.3 million from the exercise of stock options and $0.5 million in excess tax benefits related to stock option exercises.

Cash and Cash Equivalents

We had cash and cash equivalents of $10.5 million at June 30, 2009, compared to $8.3 million at December 31, 2008. The cash balances reflect our ability to utilize funds deposited into our local accounts and which based upon availability, timing of deposits and the subsequent movement of that cash into our corporate accounts may result in significant changes to our cash balances.

MANAGEMENT

The following table sets forth certain information regarding our current board of directors and executive officers as of September 30, 2009:

Name	Age	Position

James A. Wilhelm	55	President; Chief Executive Officer; Director
G. Marc Baumann	54	Executive Vice President; Chief Financial Officer; Treasurer
Thomas L. Hagerman	48	Executive Vice President; Chief Operating Officer
Robert N. Sacks	56	Executive Vice President; General Counsel and Secretary
John Ricchiuto	52	Executive Vice President of Operations
Edward E. Simmons	60	Executive Vice President of Operations
Steven A. Warshauer	54	Executive Vice President of Operations
Michael K. Wolf	60	Executive Vice President; Chief Administrative Officer; Associate General Counsel
Robert S. Roath	66	Director; Chairman of the Board
Charles L. Biggs	68	Director
Karen M. Garrison	60	Director
John V. Holten	53	Director
Timothy J. White	48	Director

James A. Wilhelm has served as our president since September 2000 and as our chief executive officer and a director since October 2001. Mr. Wilhelm served as our executive vice president-operations from March 1998 to September 1999, and he served as our senior executive vice president and chief operations officer from September 1999 to August 2000. Mr. Wilhelm joined the predecessors of Standard Parking Corporation in 1985, serving as executive vice president beginning in January 1998. Prior to March 1998, Mr. Wilhelm was responsible for managing the Midwest and Western Regions, which included parking facilities in Chicago and sixteen other cities throughout the United States and Canada. Mr. Wilhelm received his B.A. degree from Northeastern Illinois University in 1976.

G. Marc Baumann has served as our executive vice president, chief financial officer and treasurer since October 2000. Prior to his appointment as our chief financial officer, Mr. Baumann was chief financial officer for Warburtons Ltd. in Bolton, England from January 1993 to October 2000. Mr. Baumann is a certified public accountant and a member of both the American Institute of Certified Public Accountants and the Illinois CPA Society. He received his B.S. degree in 1977 from Northwestern University and his M.B.A. degree from the Kellogg School of Management at Northwestern University in 1979.

Thomas L. Hagerman has served as our executive vice president and chief operating officer since October 2007. He also served as our executive vice president-operations from July 2004 through September 2007, and as a senior vice president from March 1998 through June 2004. He received his B.A. degree in marketing from The Ohio State University in 1984, and a B.A. degree in business administration and finance from Almeda University in 2004.

Robert N. Sacks has served as our executive vice president-general counsel and secretary since March 1998. Mr. Sacks joined APCOA, Inc. in 1988, and served as general counsel and secretary since 1988, as vice president, secretary, and general counsel from 1989, and as senior vice president, secretary and general counsel from 1997 to March 1998. Mr. Sacks received his B.A. degree, cum laude, from Northwestern University in 1976 and, in 1979, received his J.D. degree from Suffolk University where he was a member of the Suffolk University Law Review.

John Ricchiuto has served as our executive vice president-operations since December 2002. Mr. Ricchiuto joined APCOA, Inc. in 1980 as a management trainee. He served as vice president-Airport Properties Central from 1993 until 1994 and as senior vice president-Airport Properties Central and Eastern United States from 1994 until 2002. Mr. Ricchiuto received his B.S. degree from Bowling Green University in 1979.

Edward E. Simmons has served as our executive vice president-operations since August 1999 and as senior vice president-operations from May 1998 to July 1999. Prior to joining our company, Mr. Simmons was president, chief executive officer and co-founder of Executive Parking, Inc. Mr. Simmons is currently a member of the National Parking Association and the International Parking Institute. Mr. Simmons is a past executive board member of the Parking Association of California.

Steven A. Warshauer has served as our executive vice president-operations since March 1998. Mr. Warshauer joined the Standard Companies in 1982, initially serving as vice president, then becoming senior vice president. Mr. Warshauer received his B.S. Degree from the University of Northern Colorado in 1976 with a major in Accounting.

Michael K. Wolf has served as our executive vice president-chief administrative officer and associate general counsel since March 1998. Mr. Wolf served as senior vice president and general counsel of Standard Parking from 1990 to January 1998. Mr. Wolf received his B.A. degree in 1971 from the University of Pennsylvania and in 1974 received his J.D. degree from Washington University, where he served as an editor of the Washington University Law Quarterly and was elected to the Order of the Coif.

Robert S. Roath has served as a director and chair of our audit committee since June 2004, and as our chairman of the board of directors since October 2009. He has been chairman of the advisory board to L.E.K. Consulting, a stockholder-value consulting firm, since May 1997. Mr. Roath retired as chief financial officer and senior vice president of RJR Nabisco, Inc. in April 1997 where he worked from September 1990. He has been a director of the InterDigital Communications Corporation since May 1997 and is chairman of the finance committee and a member of the executive committee. Mr. Roath is also a member of the advisory board of the Robert H. Smith School of Business at the University of Maryland. Previously, Mr. Roath was employed by Colgate-Palmolive, General Foods, GAF Corporation and Price Waterhouse & Co. He received his B.S. degree in Accounting and Economics from the University of Maryland in 1966, is a CPA in New York and completed Amos Tuck Executive Development program in 1980.

Charles L. Biggs has served as a director since June 2004. Mr. Biggs was a consultant for Deloitte Consulting, a professional services firm that provides assurance and advisory, tax and management consulting services, from 1968 until his retirement in November 2002. At Deloitte, he held various management positions, including National Director of Strategy Services for Deloitte’s strategy arm and chairman of Deloitte/Holt Value Associates. He has served as a director of Qwest Communications International Inc. since April 2004 and is a member of its audit committee, governance committee and is chair of the finance committee. Mr. Biggs earned his B.S. degree in Industrial Management from Kent State University.

Karen M. Garrison has served as a director since June 2004. She was president of Pitney Bowes Business Services from 1999 to 2004. In her 27 years with Pitney Bowes, Ms. Garrison held a series of positions with increasing responsibilities, including vice president of operations, and vice president of finance and chief financial officer. She is also a director and member of the corporate governance committee and chairperson of the finance committee of The Kaman Corporation. She is a director of Tenet Healthcare and is a member of Tenet’s quality, compliance & ethics committee and nominating & governance committee. She received her B.S. degree in Accounting from Rollins College in 1983 and her M.B.A. degree from the Florida Institute of Technology in 1986.

John V. Holten has served as a director since 1989.  Mr. Holten served as our chairman of the board of directors from 1989 to October 2009. Mr. Holten is the sole trustee of The JVH Descendants’ 2007 Trust and the sole manager of each of Brats, LLC, Vinland Industries LLC and Steamboat Industries LLC, which was our majority stockholder from May 2004 to May 2009. Mr. Holten has also served as a director and chairman of AP Holdings, Inc., our parent company until May 2004, since April 1989. Mr. Holten is the chairman and chief executive officer of Steamboat Holdings, Inc., the parent company of AP Holdings, Inc. Mr. Holten has also served as the chairman and chief executive officer of Holberg Incorporated since 1986. Holberg Incorporated was our indirect parent until March 2001. Mr. Holten received his M.B.A. degree from Harvard University in 1982 and graduated from the Norwegian School of Economics and Business Administration in 1980.

Timothy J. White has served as a director since June 2009. Since 2005, Mr. White has worked at GSO Capital Partners LP, an alternative asset manager, most recently as a Senior Managing Director and Co-Head of Mezzanine Investing and Head of Private Equity Investing. Prior to joining GSO Capital Partners, Mr. White was a Managing Director in the Private Equity Group of Audax Group from 2000 to 2005. Prior to joining Audax Group, Mr. White worked at Donaldson, Lufkin and Jenrette in the Merchant Banking and Leveraged Finance divisions from 1994 to 2000. Mr. White also served as an Associate Counsel in the Office of the Independent Counsel in the United States Department of Justice and, prior to that, worked for the law firm of Davis Polk & Wardwell. Mr. White received a J.D. from Columbia University School of Law, an M.Phil. from Cambridge University and a B.A. from Brown University.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned by each of the selling stockholders immediately prior to the date of this prospectus supplement and the number of shares of common stock that each of the selling stockholders may offer and sell pursuant to this prospectus supplement, and the number of shares of common stock and the percentage of the class of common stock to be beneficially owned by the selling stockholders after completion of this offering.

On May 15, 2009, the selling stockholders received a total of 7,581,842 shares of our common stock in satisfaction of Steamboat Industries LLC’s obligations under a credit agreement pursuant to which the selling stockholders were lenders and shares of our common stock were pledged as security. The selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except for those disclosed in this prospectus supplement or the accompanying prospectus. The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership prior to the offering indicated in the following table is based on their outstanding shares of common stock as of September 30, 2009. The percentages of ownership indicated in the following table are based on 15,312,089 shares of common stock outstanding on September 30, 2009.

Information with respect to beneficial ownership has been furnished by each selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

			Number of Shares		Shares Beneficially Owned		Percent of Shares Owned
			Being Offered		After the Offering		After the Offering
	Shares Beneficially Owned		Assuming no	Assuming full	Assuming no	Assuming full	Assuming no	Assuming full
	Before the Offering		exercise of over-	exercise of over-	exercise of over-	exercise of over-	exercise of over-	exercise of over-
Name	Number	Percent	allotment option	allotment option	allotment option	allotment option	allotment option	allotment option

GSO Special Situations Fund LP(1)(2)	2,505,409	16.4%	1,916,602	2,204,093	588,807	301,316	3.8%	2.0%
GSO Special Situations Overseas Master Fund Ltd.(1)(2)	1,707,263	11.1%	1,306,032	1,501,937	401,231	205,326	2.6%	1.3%
GSO Special Situations Overseas Benefit Plan Fund Ltd.(1)(2)	160,615	1.0%	122,868	141,298	37,747	19,317	0.2%	0.1%
GSO Capital Opportunities Fund LP(1)(2)	1,396,854	9.1%	1,068,573	1,228,859	328,281	167,995	2.1%	1.1%
CML VII, LLC(2)(3)	1,811,701	11.8%	1,385,925	1,593,813	425,776	217,888	2.8%	1.4%

(1)	GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd. and GSO Capital Opportunities Fund LP (collectively, the “GSO Funds”), and in that respect holds discretionary investment authority for each of them, and, accordingly, may be deemed to be the beneficial owner of the shares held by the GSO Funds. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may have shared investment control with respect to the shares held by the GSO Funds, and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Each of the above, other than the GSO Funds, disclaims beneficial ownership of the shares held by each of the GSO Funds (the “GSO Parties”), except to the extent of such party’s pecuniary interest therein. Each of the GSO Funds is affiliated with a registered broker-dealer.

(2)	The GSO Funds, CML VII, LLC and GSO Capital Partners LP entered into a letter agreement regarding the voting and disposition of the shares held by the GSO Funds and CML VII, LLC, dated as of May 15, 2009. As a result, the parties to the letter agreement may be deemed to have acquired beneficial ownership of all the shares of common stock subject to the letter agreement, an aggregate of 7,581,842 shares, as a “group” as defined under the Exchange Act. Pursuant to the letter agreement, the selling stockholders agreed that: (i) none of the selling stockholders will transfer any of the shares held by them without the prior consent of GSO Capital Partners LP or the holders of a majority of the shares; (ii) the selling stockholders will transfer the shares, subject to certain conditions, upon the request and in accordance with the instructions of GSO Capital Partners LP, unless such shares are sold in a registered public offering; (iii) any selling stockholder that desires to transfer any shares will afford the other selling stockholders the opportunity to participate pro rata in such transfer on the same conditions; and (iv) the selling stockholders will vote the shares in accordance with the instructions of GSO Capital Partners LP. The letter agreement expires on December 31, 2011. As a result of the letter agreement, the GSO Parties may have shared power to vote and dispose of common stock held by CML VII, LLC. Each of the GSO Funds and GSO Capital Partners LP is affiliated with a registered broker-dealer. Each of the GSO Funds and CML VII, LLC disclaims any beneficial ownership with respect to shares of common stock held by the other parties to the letter agreement, and each of the GSO Parties disclaims any beneficial ownership with respect to the shares of common stock subject to the letter agreement except to the extent of its pecuniary interest therein, as described in the previous footnote. The number of shares of common stock shown for each of the GSO Funds and CML VII, LLC in the table does not include shares that may be deemed to be beneficially owned by such selling stockholders solely as a result of the letter agreement.

(3)	Contrarian Funds, L.L.C. is the sole member of CML VII, LLC. Contrarian Capital Management, L.L.C. is the investment manager of CML VII, LLC. Jon R. Bauer, Janice M. Stanton and Gil A. Tenzer are members of Contrarian Capital Management, L.L.C. Contrarian Capital Management, L.L.C., Jon R. Bauer, Janice M. Stanton and Gil A. Tenzer disclaim beneficial ownership of the securities held by CML VII, LLC except to the extent of their pecuniary interest therein.

Timothy J. White, one of our directors, is a Senior Managing Director and Co-Head of Mezzanine Investing and Head of Private Equity Investing for GSO Capital Partners LP, an affiliate of the GSO Funds that are selling stockholders.

Each selling stockholder that is an affiliate of a broker-dealer has informed us that it acquired the shares being registered for resale in the ordinary course of business and at the time of such acquisition, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

We and the selling stockholders are party to a letter agreement dated February 11, 2009. Under this agreement, the selling stockholders agreed for a period of one year from the date of the agreement (i.e., until February 11, 2010) not to engage or cause any of their affiliates or associates to engage in any merger, consolidation or similar transaction involving us or any of our direct or indirect majority-owned subsidiaries unless such transaction has been approved by our board of directors and a majority of the “Continuing Directors,” as defined therein.

Pursuant to a letter agreement between the selling stockholders, GSO Capital Partners LP, Steamboat Industries LLC, our former controlling stockholder, and John V. Holten, a member of our board of directors and managing member of Steamboat Industries LLC, the selling stockholders are obligated to pay to Steamboat Industries LLC an amount equal to any cash proceeds that the selling stockholders receive upon disposition of the shares acquired from Steamboat Industries LLC that are in excess of an agreed-upon threshold.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 30, 2009, we had 15,312,089 shares of common stock outstanding. All of these shares, including the shares sold in this offering, will be available for immediate sale in the public market as of the date of this prospectus supplement subject to the limitations described below. Any shares purchased by our affiliates may generally only be sold pursuant to a registration statement or an exemption from registration, including in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the issuer. In addition, as of September 30, 2009, we had an aggregate of (1) 624,346 shares of common stock issuable upon the exercise of options outstanding at a weighted-average exercise price of $4.82 and a weighted-average remaining contractual life of 4.9 years, of which options to purchase 624,346 shares were exercisable as of September 30, 2009; (2) 755,000 stock units outstanding; and (3) 113,558 additional shares of common stock reserved for issuance pursuant to our equity incentive and stock option plans.

Lock-Up Agreements

The selling stockholders and our directors and officers, other than the former chairman of our board, have agreed that for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of Credit Suisse Securities (USA) LLC, on behalf of the underwriters, subject to certain exceptions and extentions described under the heading “Underwriting” in this prospectus supplement, sell, offer to sell or otherwise transfer or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Our directors and executive officers may sell an aggregate of 20,500 shares of our common stock during the “lock-up” period pursuant to written trading plans under Rule 10b5-1 of the Exchange Act.

Executive Officer 10b5-1 Trading Plans

Three of our executive officers, James A. Wilhelm, G. Marc Baumann and Robert N. Sacks, are parties to written trading plans established pursuant to Rule 10b5-1 under the Exchange Act that expire on November 9, 2009. Collectively, 20,246 shares of our common stock are eligible for sale under such plans. These officers intend to enter into new 10b5-1 plans on or about November 4, 2009 that will expire on March 15, 2010. These officers may sell an aggregate of up to 20,500 shares of our common stock under such plans during the “lock-up” period described above.

Rule 144

In general, under Rule 144, a person who has beneficially owned restricted shares for at least six months and is an affiliate (as that term is defined in Rule 144), would be entitled to sell in any three-month period up to the greater of:

•	1% of the then-outstanding common shares immediately after this offering; and

•	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales by affiliates under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

In addition, under Rule 144, a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least six months is entitled to sell them without restriction, provided that until the shares have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Registration Rights

On June 2, 2004, we entered into a registration rights agreement with Steamboat Industries LLC, or “Steamboat,” our former parent company. Steamboat transferred all of its rights under the registration rights agreement to the selling stockholders together with substantially all of its Standard Parking common stock, and the selling stockholders agreed in writing to be bound by the terms of this agreement. Pursuant to the registration rights agreement, the selling stockholders exercised their demand registration rights before such rights terminated on May 27, 2009, and the registration statement of which this prospectus supplement is a part was filed pursuant to the selling stockholders’ demand notice to register all of the 7,581,842 shares of our common stock that they hold. This registration statement became effective on October 6, 2009, and we are required to cause this registration statement to remain effective until January 4, 2010 or until all 7,581,842 registered shares have been distributed, whichever occurs first. We are considering a request from the selling stockholders to extend the obligation to keep this registration statement effective for an additional period not to exceed two years from the date the registration statement became effective. In addition, in most circumstances when we propose to register any of our equity securities under the Securities Act (other than pursuant to a demand registration mentioned above), the selling stockholders will have the opportunity to register their shares of our common stock on such registration statement, subject to cut-backs required by any underwriter. The registration rights terminate to the extent these shares of common stock are sold in a public offering or when a selling stockholder’s shares all become eligible for sale under Rule 144 during any consecutive 90-day period.

U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

This section describes the material U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock if you are a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a “U.S. person.” A “U.S. person” is any of the following:

•	a citizen or resident of the United States;

•	a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements.

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the federal tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. No ruling has been or will be sought from the Internal Revenue Service with respect to the matters discussed below, and there can be no assurance that the Internal Revenue Service will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any remaining excess will be treated as capital gain.

Except as described below, dividends paid to you are subject to withholding of U.S. federal income tax at a 30.0% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30.0% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments. If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the U.S. Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to this exemption from withholding. In lieu of withholding, such dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30.0% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of our common stock unless:

•	you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with your conduct of a trade or business within the U.S. and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are subject to the Code provisions applicable to certain U.S. expatriates; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and our common stock is “regularly traded on an established securities market” prior to the beginning of the calendar year in which the disposition occurs and you have held, directly or constructively, more than five percent of our common stock at any time during the five-year period ending on the date of disposition of such shares or such shorter period that you held such shares. We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

Federal Estate Taxes

If you hold our common stock at the time of death, such stock will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends, together with other information. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established.

If you are a non-U.S. holder, you are generally exempt from backup withholding (currently at a rate of 28%) and information reporting on Internal Revenue Service Form 1099 with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a U.S. office of a broker, as long as:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person; and

•	you have (i) furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations or (ii) otherwise establish an exemption.

Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding.

A sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50.0% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50.0% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

YOU SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and William Blair & Company, L.L.C. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
William Blair & Company, L.L.C.

Total	5,800,000

Credit Suisse Securities (USA) LLC and William Blair & Company, L.L.C. are serving as joint book-running managers for the offering.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 870,000 additional outstanding shares from the selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

We estimate that our total expenses of this offering, excluding the underwriting discounts and commissions that will be paid by the selling stockholders, will be approximately $500,000.

We have agreed that we will not, directly or indirectly, offer, sell, issue, contract to sell, pledge or otherwise dispose of shares of our common stock; offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase shares of our common stock; enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of shares of our common stock; establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our common stock within the meaning of Section 16 of the Exchange Act; or file with the SEC a registration statement under the Securities Act relating to shares of our common stock, or publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions for grants of employee stock options, restricted stock units or other equity based awards pursuant to the terms of a plan or similar arrangement in effect on the date of this prospectus supplement and are awarded in the ordinary course of business or issuances of shares of our common stock pursuant to the exercise of such options, restricted stock units or equity awards. However, in the event that either (1) during the last 17 days of the “lock-up”

period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in each case the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the materials news or material event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors, other than the former chairman of our board, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement. Our directors and executive officers may sell an aggregate of 20,500 shares of our common stock during the “lock-up” period pursuant to written trading plans under Rule 10b5-1 of the Exchange Act. One of our directors, Timothy J. White, may transfer shares of our common stock to GSO Capital Partners LP or one of its affiliates pursuant to the terms of his employment with GSO Capital Partners LP, provided that such transferee agrees to be bound in writing by the terms of a “lock-up” agreement covering the same period. However, in the event that either (1) during the last 17 days of the ‘lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus supplement or prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectus supplements or prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

European Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), an offer to the public of shares of our common stock which are the subject of the offering described in this prospectus supplement and accompanying prospectus may not be made in that relevant member state, except that an offer to the public in that relevant member state of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3(2) of the Prospectus Directive,

provided, that no such offer of shares of our common stock shall result in a requirement for the publication by the company or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares of our common stock described in this prospectus supplement and accompanying prospectus located in a relevant member state who receives any communication in respect of, or who acquires any shares of our common stock under, the offer contemplated in this prospectus supplement and accompanying prospectus will be deemed to have represented, warranted and agreed to with each underwriter and the company that (a) it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and (b) in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in any relevant member state other than qualified investors, the offer of such shares of our common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus supplement and accompanying prospectus is only being distributed to, and is only directed at, (a) persons who are outside the United Kingdom or (b) persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus supplement and accompanying prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this prospectus supplement and accompanying prospectus or any of its contents.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus supplement contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us and the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the share of our common stock offered by this prospectus supplement will be passed upon for us by Reed Smith LLP, Chicago, Illinois. Certain legal matters related to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

DISCLOSURE OF THE SEC POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our second amended and restated certificate of incorporation, as amended, and third amended and restated by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, of which this prospectus supplement and the accompanying prospectus form a part. The rules and regulations of the SEC allow us to omit from this prospectus supplement and the accompanying prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus supplement and the accompanying prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file or furnish reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that web site is www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future information filed (rather than furnished) with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement, provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K unless any such reports explicitly state otherwise:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 13, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC on May 7, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC on August 7, 2009;

•	our Current Reports on Form 8-K filed on February 3, 2009, February 9, 2009, May 18, 2009, June 19, 2009 (as amended on June 22, 2009), July 6, 2009, August 6, 2009, October 7, 2009 and November 3, 2009; and

•	the description of our common stock, par value $0.001 per share, contained in our registration statement on Form 8-A dated May 25, 2004, including any amendments or reports filed for the purpose of updating the description.

We expect to file our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 on November 6, 2009. Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 will be incorporated by reference and considered to be part of this prospectus supplement, and it will automatically update and supersede the information included in this prospectus supplement when we file such report with the SEC.

These documents may also be accessed on our website at www.standardparking.com. Except as otherwise specifically incorporated by reference in this prospectus supplement and the accompanying prospectus, information contained in, or accessible through, our web site is not a part of this prospectus supplement and the accompanying prospectus.

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents by writing or telephoning us at the following address:

Standard Parking Corporation
Attention: Investor Relations
900 N. Michigan Avenue, Suite 1600
Chicago, Illinois 60611-1542
(312) 274-2000

PROSPECTUS

7,581,842 Shares of Common Stock Offered by
the Selling Stockholders

The selling stockholders may elect from time to time to offer and sell up to 7,581,842 shares of our common stock, par value $0.001 per share, in one or more offerings. The selling stockholders may elect to sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may elect to sell the shares of common stock in the section titled “Plan of Distribution” on page 10.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “STAN.” The last reported sale price of our common stock on the NASDAQ Global Select Market on September 22, 2009 was $17.78 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus. You should also review carefully any risk factors included in an applicable prospectus supplement and in the documents incorporated by reference into this prospectus for a discussion of risks that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, the selling stockholders may elect to sell up to 7,581,842 shares of our common stock in one or more offerings.

This prospectus contains a general description of the shares of our common stock that the selling stockholders may elect to offer. Each time shares of our common stock are offered, the selling stockholders will provide a prospectus supplement that contains specific information about the offering and attach it to this prospectus. The prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you may also add, update or change the information contained in this prospectus. This prospectus may not be used to offer or sell shares of our common stock unless it is accompanied by a prospectus supplement.

To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement or any free writing prospectus we may authorize to be delivered to you, you should rely on the information in the prospectus supplement or free writing prospectus, as the case may be. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference in this prospectus or an applicable prospectus supplement), the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

As permitted by the rules and regulations of the SEC, the registration statement, of which this prospectus forms a part, includes additional information not contained in this prospectus. You should read this prospectus, the registration statement and an applicable prospectus supplement together with the documents incorporated by reference into this prospectus before buying any shares of our common stock in this offering.

You should rely only on the information contained or incorporated by reference in this prospectus and an applicable prospectus supplement or any free writing prospectus prepared by us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer of our common stock in any state where the offer is not permitted.

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, an applicable prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless indicated otherwise: (1) “Standard Parking,” the “company,” “we,” “us” and “our” refer to Standard Parking Corporation; and (2) “selling stockholders” refers to GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd., GSO Capital Opportunities Fund LP, and CML VII, LLC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement, including information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus and any accompanying prospectus supplement, including information we incorporate by reference, which are not statements of historical fact, may include forward-looking statements that involve a number of risks and uncertainties.

We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions in this prospectus and any accompanying prospectus supplement, including information we incorporate by reference, to identify forward-looking statements. These forward looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	the recession and turmoil in the credit markets and financial services industry;

•	changes in general economic and business conditions or demographic trends;

•	the financial difficulties or bankruptcy of our major clients, including the impact on our ability to collect receivables;

•	availability, terms and deployment of capital;

•	potential impact on the market price of our common stock from the sale or offer of a substantial amount of our common stock by our largest stockholders and the ability of our largest stockholders to influence our major corporate decisions;

•	potential for change of control default under our credit agreement if an unaffiliated person obtains a majority of our common stock;

•	the loss, or renewal on less favorable terms, of management contracts and leases;

•	our ability to renew our insurance policies on acceptable terms, the extent to which our clients choose to obtain insurance coverage through us and our ability to successfully manage self-insured losses;

•	seasonal trends, particularly in the first quarter of each year;

•	the impact of public and private regulations;

•	our ability to form and maintain relationships with large real estate owners, managers and developers;

•	integration of future acquisitions in light of challenges in retaining key employees, synchronizing business processes and efficiently integrating facilities, marketing and operations;

•	the ability to obtain performance bonds on acceptable terms to guarantee our performance under certain contracts;

•	extraordinary events affecting parking at facilities that we manage, including emergency safety measures, military or terrorist attacks and natural disasters;

•	changes in federal and state regulations including those affecting airports, parking lots at airports or automobile use;

•	the loss of key employees;

•	development of new, competitive parking-related services; and

•	the other factors discussed under “Risk Factors” elsewhere in this prospectus.

All of our forward-looking statements should be considered in light of these factors. All of our forward-looking statements speak only as of the date they were made, and we undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

OUR COMPANY

We are a leading national provider of parking facility management services. We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. We manage approximately 2,200 parking facilities, containing over one million parking spaces in over 330 cities across the United States and Canada. Our diversified client base includes some of the nation’s largest private and public owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special event complexes, hotels, and hospitals and medical centers, including properties such as the MET Life Building in New York, the Four Seasons Hotel in Chicago, Harvard Medical School in Boston, Nationwide Arena in Columbus, Westfield Shoppingtown Century City in Los Angeles, and Greenway Plaza in Houston. As of September 1, 2009, we managed 134 parking-related and shuttle bus operations serving 64 airports, including Chicago O’Hare International Airport, Cleveland Hopkins International Airport and Denver International Airport.

Our headquarters are located at 900 N. Michigan Avenue, Suite 1600, Chicago, Illinois 60611-1542. Our telephone number is (312) 274-2000. Our web site address is www.standardparking.com. Our periodic reports and other information filed with or furnished to the SEC is available free of charge through our web site promptly after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our web site or any other web site is not incorporated by reference into this prospectus, and you should not consider information contained on our web site or any other web site to be a part of this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should review carefully any risk factors included in an applicable prospectus supplement and in the documents incorporated by reference into this prospectus, including the matters discussed under “Risk Factors” in item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as any amendments thereto reflected in subsequent filings with the SEC, and in our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 filed with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC, for a discussion of risks that you should consider before investing in our common stock.

Our business, financial condition or results of operations could be adversely affected by any of these risks. If any of these risks occur, the value of our common stock may decline. These are not the only risks facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale, if any, of shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders.

The selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except for those listed in the footnotes to the following table or otherwise disclosed in this prospectus. The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership prior to the offering is based on their outstanding shares of common stock as of

September 1, 2009. The percentage of ownership indicated in the following table is based on 15,309,089 shares of common stock outstanding on September 1, 2009.

Information with respect to beneficial ownership has been furnished by each selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

			Maximum
	Shares Beneficially		Number of	Shares Beneficially
	Owned		Shares	Owned
	Before the Offering		Being	After the Offering
Name	Number	Percent	Offered	Number	Percent

GSO Special Situations Fund LP(1)(2)	2,505,409	16.4%	2,505,409	—	—
GSO Special Situations Overseas Master Fund Ltd.(1)(2)	1,707,263	11.2%	1,707,263	—	—
GSO Special Situations Overseas Benefit Plan Fund Ltd.(1)(2)	160,615	1.0%	160,615	—	—
GSO Capital Opportunities Fund LP(1)(2)	1,396,854	9.1%	1,396,854	—	—
CML VII, LLC(2)(3)	1,811,701	11.8%	1,811,701	—	—

(1)	GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Benefit Plan Fund Ltd. and GSO Capital Opportunities Fund LP (collectively, the “GSO Funds”), and in that respect holds discretionary investment authority for each of them, and, accordingly, may be deemed to be the beneficial owner of the shares held by the GSO Funds. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C., and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may have shared investment control with respect to the shares held by the GSO Funds, and, accordingly, may also be deemed to be the beneficial owner of the shares held by the GSO Funds. Each of the above, other than the GSO Funds, disclaims beneficial ownership of the shares held by each of the GSO Funds, except to the extent of such party’s pecuniary interest therein. Each of the GSO Funds is affiliated with a registered broker-dealer.

(2)	The GSO Funds, CML VII, LLC and GSO Capital Partners LP entered into a letter agreement regarding the voting and disposition of the shares held by the GSO Funds and CML VII, LLC, dated as of May 15, 2009. As a result, the parties to the letter agreement may be deemed to have acquired beneficial ownership of all the shares of common stock subject to the letter agreement, an aggregate of 7,581,842 shares, as a “group” as defined under the Exchange Act. Each of the GSO Funds and GSO Capital Partners LP is affiliated with a registered broker-dealer. Each of the GSO Funds and CML VII, LLC disclaims any beneficial ownership with respect to shares of common stock held by the other parties to the letter agreement, and GSO Capital Partners LP disclaims any beneficial ownership with respect to the shares of common stock subject to the letter agreement except to the extent of its pecuniary interest therein, as described in the previous footnote. The number of shares of common stock shown for each of the GSO Funds and CML VII, LLC in the table does not include shares that may be deemed to be beneficially owned by such selling stockholders solely as a result of the letter agreement.

(3)	Contrarian Funds, L.L.C. is the sole member of CML VII, LLC. Contrarian Capital Management, L.L.C. is the investment manager of CML VII, LLC. Jon R. Bauer is managing member of Contrarian Capital Management, L.L.C. Contrarian Capital Management, L.L.C. and Jon R. Bauer disclaim beneficial ownership of the reported securities held by CML VII, LLC except to the extent of their pecuniary interest therein.

Timothy J. White, one of our directors, is a Senior Managing Director and Co-Head of Mezzanine Investing and Head of Private Equity Investing for GSO Capital Partners LP, an affiliate of the GSO Funds that are selling stockholders.

Each selling stockholder that is an affiliate of a broker-dealer has informed us that it acquired the shares being registered for resale in the ordinary course of business and at the time of such acquisition, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

Additional information about the selling stockholders will be set forth in prospectus supplements, post-effective amendments and/or filings we make with the SEC under the Exchange Act that are incorporated by reference. Each prospectus supplement, post-effective amendment and/or filing under the Exchange Act will include the following information:

•	the number of shares of our common stock then held by the selling stockholders;

•	the number of shares of our common stock then being offered by the selling stockholders; and

•	the number of shares (and, if one percent or more, the percentage) of our common stock owned by the selling stockholders after completion of the offering.

DESCRIPTION OF CAPITAL STOCK

The following summary of the rights of our common stock is not complete and is qualified in its entirety by reference to our second amended and restated certificate of incorporation, as amended, and third amended and restated by-laws, copies of which are incorporated by reference to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Under our charter, our authorized capital stock consists of 21,300,000 shares of common stock, $0.001 par value per share, and ten shares of preferred stock, $0.001 par value per share.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our common stock are not entitled to cumulate voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Rights and Preferences

Our common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All outstanding shares of our common stock are, and all shares of our common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Restrictions on Alienability

Pursuant to a registration rights agreement dated as of June 2, 2004, which the selling stockholders became party to on May 15, 2009 (as described below), until such time as any shares of the common stock being registered hereunder are sold in one or more transactions registered under the Securities Act or pursuant to Rule 144 under the Securities Act, such shares may not be transferred unless the transferee has agreed in writing to be bound by the terms of the registration rights agreement.

Preferred Stock

As of September 1, 2009, we had no shares of preferred stock outstanding.

Under the terms of our second amended and restated certificate of incorporation, as amended, our board of directors has the authority, without further action by the stockholders and subject to the limits imposed by the Delaware General Corporation Law, or “DGCL,” to issue up to ten shares of preferred stock. The issuance of preferred stock would have the effect of restricting dividends on our common stock, diluting the voting power for our common stock and impairing the liquidation rights of our common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

On June 2, 2004, we entered into a registration rights agreement with Steamboat Industries LLC, or “Steamboat,” our former parent company. Steamboat transferred all of its rights under the registration rights agreement to the selling stockholders together with substantially all of its Standard Parking common stock, and the selling stockholders agreed in writing to be bound by the terms of this agreement. Pursuant to the registration rights agreement, the selling stockholders exercised their demand registration rights before such rights terminated on May 27, 2009, and the registration statement of which this prospectus is a part was filed pursuant to the selling stockholders’ demand notice to register all of the 7,581,842 shares of our common stock that they hold. In addition, in most circumstances when we propose to register any of our equity securities under the Securities Act (other than pursuant to a demand registration mentioned above), the selling stockholders will have the opportunity to register their shares of our common stock on such registration statement, subject to cut-backs required by any underwriter. The registration rights terminate to the extent these shares of common stock are sold in a public offering.

Anti-Takeover Provisions

Certificate of Incorporation and By-laws Provisions

Provisions of our second amended and restated certificate of incorporation, as amended, and third amended and restated by-laws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officer and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the company to negotiate with us first. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least a majority of our outstanding common stock entitled to vote.

In particular, our certificate of incorporation and by-laws provide the following:

Special Meeting of Stockholders.  Our certificate of incorporation and by-laws provide that special meetings of our stockholders may be called only by (i) the chairperson of the board of directors, or (ii) the board of directors acting pursuant to a resolution adopted by a majority of the members of the board.

Special Meeting of the Board of Directors.  Special meetings of the board may only be called by (i) the chairperson of the board of directors, or (ii) the majority of the members of the board.

Number of Directors Fixed by Board of Directors.  The size of the board of directors may be increased or decreased only by the affirmative vote of a majority of the directors. The certificate of incorporation limits the maximum number of directors to nine.

Authorized But Unissued Shares.  The authorized but unissued shares of our common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Nominations of Directors.  Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for an election of directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to our secretary at our principal place of business no later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the anniversary date of the preceding year’s annual meeting of stockholders. In the event we call a special meeting of stockholders for the purpose of electing one or more directors to the board, a stockholder seeking to nominate candidates for an election of directors at such special meeting must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to our secretary at our principal place of business no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board to be elected at such meeting. In addition, our by-laws also specify requirements as to form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations to our board of directors at an annual or special meeting of stockholders.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

None of the selling stockholders is subject to the business combination restriction of Section 203 described above.

In connection with the possibility that the selling stockholders would come to hold a substantial amount of our common stock, we entered into a letter agreement with the selling stockholders dated February 11, 2009. Under this agreement, the selling stockholders agreed not to engage or cause any of their affiliates or associates to engage in any merger, consolidation or similar transaction involving the company or any direct or indirect majority-owned subsidiary of the company unless such transaction has been approved by our board of directors and a majority of the “Continuing Directors,” as defined therein. This agreement expires on February 11, 2010.

Concentration of Ownership

As of September 1, 2009, the selling stockholders owned or controlled 49.5% of our outstanding common stock, which could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in our company by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

NASDAQ Global Select Market

Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol “STAN.”

PLAN OF DISTRIBUTION

The selling stockholders may elect to sell all or a portion of the shares of our common stock covered by this prospectus from time to time in any of the following ways:

•	through underwriters or dealers;

•	in privately negotiated transactions;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	directly to a limited number of purchasers or to a single purchaser; and

•	through agents.

An applicable prospectus supplement will set forth the terms of the offering of our common stock, including:

•	the name or names of any underwriters, dealers or agents and the number of shares of our common stock underwritten or purchased by each of them; and

•	the public offering price per share of our common stock and the proceeds to the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The selling stockholders may elect to affect the distribution of the shares from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of the sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Transactions through dealers may include block trades in which dealers will attempt to sell our common stock as agent but may position and resell the block as principal to facilitate the transaction. Our common stock may be sold through dealers or agents or to dealers acting as market makers.

If underwriters are used in the sale of any shares of our common stock, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares of our common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares of our common stock will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares of our common stock if they purchase any of the shares (other than any shares purchased upon exercise of any over-allotment option).

The selling stockholders may elect to sell our common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best-efforts basis for the period of its appointment.

Any underwriters, broker-dealers and agents that participate in the distribution of our common stock may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares of our common stock, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in the prospectus supplement.

Our common stock may be sold on any national securities exchange on which the shares may be listed at the time of sale, in the over-the-counter market or in transactions otherwise than on such exchanges or in the over-the-counter market or in transactions that include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges.

The selling stockholders may elect to enter into derivative transactions or forward sale agreements on the shares with third parties. In such event, the selling stockholders may elect to pledge the shares underlying such transactions to the counterparties under such agreements, to secure the selling stockholders’ delivery obligations. The counterparties or third parties may borrow shares from the selling stockholders or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, the selling stockholders may deliver shares to the counterparties that, in turn, the counterparties may deliver the selling stockholders or third parties, as the case may be, to close out the open borrowings of shares. The counterparty in such transactions will be an underwriter and will be identified in the prospectus supplement.

Underwriters or agents may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate activities that may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “STAN.”

Agents and underwriters may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business. The specific terms of the lock-up provisions in respect of any given offering will be described in the prospectus supplement. The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. Under the registration rights agreement, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including liabilities arising under the Securities Act. Under the registration rights agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may elect to sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act or not at all.

Each of the GSO Funds is an affiliate of a broker-dealer. CML VII, LLC has entered into a voting agreement with the GSO Funds and GSO Capital Partners LP, each of which is affiliated with a registered broker-dealer. The GSO Funds and CML VII, LLC each acquired the common stock being offered by it under this prospectus in the ordinary course of business. At the time of acquisition, none of the GSO Funds or CML VII, LLC had any agreement or understanding, directly or indirectly, with any person to distribute such securities.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Reed Smith LLP, Chicago, Illinois.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

DISCLOSURE OF THE SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our second amended and restated certificate of incorporation, as amended, and third amended and restated by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, of which this prospectus forms a part. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that web site is www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future information filed (rather than furnished) with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement, provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 13, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC on May 7, 2009;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC on August 7, 2009;

•	our Current Reports on Form 8-K filed on February 3, 2009, February 9, 2009, May 18, 2009, June 19, 2009 (as amended on June 22, 2009), July 6, 2009 and August 6, 2009; and

•	the description of our common stock, par value $0.001 per share, contained in our registration statement on Form 8-A dated May 25, 2004, including any amendments or reports filed for the purpose of updating the description.

These documents may also be accessed on our website at www.standardparking.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our web site is not a part of this prospectus.

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents by writing or telephoning us at the following address:

Standard Parking Corporation
Attention: Investor Relations
900 N. Michigan Avenue, Suite 1600
Chicago, Illinois 60611-1542
(312) 274-2000

PROSPECTUS

October 6, 2009